UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

DATED: August 8, 2019

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                 No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NAVIOS MARITIME PARTNERS L.P.

FORM 6-K

This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Partners L.P. Registration Statement on Form F-3, File No. 333-215529.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations for the three and six month periods ended June 30, 2019 and 2018 of Navios Maritime Partners L.P. (referred to herein as “we”, “us”, “Company” or “Navios Partners”). All of the financial statements have been stated in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Partners’ 2018 Annual Report filed on Form 20-F with the U.S. Securities and Exchange Commission (the “SEC”) on April 9, 2019.

This Report contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events including Navios Partners’ 2019 cash flow generation, future contracted revenues, future distributions and its ability to have any distributions going forward, opportunities to reinvest cash accretively in a fleet renewal program or otherwise, potential capital gains, our ability to take advantage of dislocation in the market and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates”, and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Navios Partners at the time these statements were made. Although Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume and ton miles, our continued ability to enter into long-term time charters, our ability to maximize the use of our vessels, expected demand in the dry cargo shipping sector in general and the demand for our Panamax, Capesize, Ultra-Handymax and Containerships in particular, fluctuations in charter rates for dry cargo carriers and containerships, the aging of our fleet and resultant increases in operations costs, the loss of any customer or charter or vessel, the financial condition of our customers, changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors, increases in costs and expenses, including but not limited to: crew, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, general domestic and international political conditions, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Partners’ filings with the U.S. Securities and Exchange Commission, including its reports on Form 20-F and reports on Form 6-K. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Partners makes no prediction or statement about the performance of its common units.

Recent Developments

Cash Distribution

The Board of Directors of Navios Partners declared a cash distribution for the second quarter of 2019 of $0.30 per unit. The cash distribution is payable on August 9, 2019 to all unitholders of record as of August 6, 2019.

Financing Arrangements

On July 12, 2019, Navios Partners agreed to enter into a new credit facility with a commercial bank, for a total amount of up to $140.0 million for refinancing eight drybulk vessels and five containerships. The credit facility has an amortization profile of 6.5 years, matures in August 2021 and bears interest at LIBOR plus 320 basis points (“bps”) per annum. The above facility is subject to signing of definitive documentation.

On July 24, 2019, Navios Partners completed a $22.0 million sale and leaseback transaction with unrelated third parties, for a 2011-built Capesize vessel. The sale and leaseback transaction has a duration of 11 years and an implied fixed interest rate of 6.3%. Navios Partners has the option to buy the vessel starting at the end of year five de-escalating to a $6.3 million obligation at maturity.

On June 28, 2019, Navios Partners completed a $7.5 million sale and leaseback transaction with unrelated third parties, for a 2006-built Panamax vessel. The sale and leaseback transaction has a duration of three years and an implied fixed interest rate of 6.1%. Navios Partners has the option to buy the vessel at the end of year three for a $2.0 million obligation at maturity.

There are no financial covenants or loan-to-value requirements in connection with the sale and leaseback transactions.

Since January 1, 2019, Navios Partners has repaid $113.2 million to the Term Loan B Facility.

Fleet Developments

On July 24, 2019, Navios Partners took delivery of the Navios Libra, a 2019-built Kamsarmax vessel of 82,011 dwt, for a 10-year bareboat charter-in agreement. Navios Partners has the option to acquire the vessel after the end of the fourth year.

Overview

Navios Partners is an international owner and operator of dry cargo vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands by Navios Maritime Holdings Inc. (“Navios Holdings”), a vertically integrated seaborne shipping and logistics company with over 60 years of operating history in the dry cargo shipping industry. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest in Navios Partners.

As of August 7, 2019, there were outstanding 10,983,710 common units and 230,524 general partnership units. Navios Holdings currently owns a 20.5% interest in Navios Partners, which includes the 2.1% general partner interest.

Fleet

Navios Partners’ fleet consists of 15 Panamax vessels, 14 Capesize vessels, three Ultra-Handymax vessels and five Containerships, including one Panamax charter-in vessel, delivered on July 24, 2019.

We generate revenues by charging our customers for the use of our vessels to transport their dry cargos. In general, the vessels in our fleet are chartered-out under time charters, which range in length up to twelve years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under longer-term charters.

The following table provides summary information about our fleet as of August 7, 2019:

Owned Drybulk Vessels	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Profit Share(2)	Expiration Date(3)
Navios Soleil	Ultra-Handymax	2009	57,337	$11,970	No	September 2019
Navios La Paix	Ultra-Handymax	2014	61,485	$10,809	No	September 2019
				—	111% average BSI 58 10TC	June 2020
Navios Christine B	Ultra-Handymax	2009	58,058	—	100% average BSI 58 10TC	January 2020
Navios Hyperion	Panamax	2004	75,707	$11,069	No	September 2019
					100% average BPI 4TC	October 2021
Navios Alegria	Panamax	2004	76,466	—	99.5% average BPI 4TC	April 2020
Navios Orbiter	Panamax	2004	76,602	$10,780	No	September 2019
				—	100% average BPI 4TC	February 2020
Navios Helios	Panamax	2005	77,075	$10,876	No	September 2019
				—	100% average BPI 4TC	October 2020
Navios Sun	Panamax	2005	76,619	$10,780	No	September 2019
				—	100% average BPI 4TC	February 2021
Navios Hope	Panamax	2005	75,397	$10,780	No	September 2019
				—	100% average BPI 4TC	February 2021
Navios Sagittarius	Panamax	2006	75,756	$10,450	No	October 2019
Navios Harmony	Panamax	2006	82,790	$10,925	No	April 2020
Navios Prosperity I	Panamax	2007	75,527	$9,833	No	January 2020
Navios Libertas	Panamax	2007	75,511	$10,450	No	February 2020
Navios Altair I	Panamax	2006	74,475	$10,118	No	October 2019
Navios Symmetry	Panamax	2006	74,381	$9,500	No	October 2019
Navios Apollon I	Panamax	2005	87,052	—	113% average BPI 4TC	April 2020
Navios Sphera	Panamax	2016	84,872	—	120% average BPI 4TC	March 2021
Navios Beaufiks	Capesize	2004	180,310	$17,338	No	February 2020
Navios Symphony	Capesize	2010	178,132	—	102% average BCI 5TC	August 2019
Navios Fantastiks	Capesize	2005	180,265	$18,911	No	March 2023
Navios Aurora II	Capesize	2009	169,031	—	99.05% average BCI C5	October 2019
Navios Pollux	Capesize	2009	180,727	—	100% of pool earnings	October 2019
Navios Sol	Capesize	2009	180,274	—	108% average BCI 5TC	January 2020
Navios Fulvia	Capesize	2010	179,263	—	100.25% average BCI 5TC	January 2020
Navios Buena Ventura	Capesize	2010	179,259	—	101% average BCI 5TC	January 2020
Navios Melodia	Capesize	2010	179,132	$29,356	Profit sharing 50% above $37,500/day based on Baltic Exchange Capesize TC Average	September 2022
Navios Luz	Capesize	2010	179,144	—	100% average BCI 5TC	January 2020
Navios Ace	Capesize	2011	179,016	—	107% average BCI 5TC	January 2020
Navios Aster	Capesize	2010	179,314	$20,710	No	November 2019
Navios Joy	Capesize	2013	181,389	$16,958	No	February 2020
Navios Mars	Capesize	2016	181,259	$22,610	No	February 2022

Chartered-in vessel	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Profit Share(2)	Expiration Date(3)
Navios Libra	Panamax	2019	82,011	$12,431	No	July 2020
				—	125% average BPI 4TC	July 2021

Owned Containerships	Type	Built	TEU	Charter-Out Rate(1)	Profit Share(2)	Expiration Date(3)(4)
Hyundai Hongkong	Containership	2006	6,800	$24,095	No	December 2019
				$30,119	No	December 2023
Hyundai Singapore	Containership	2006	6,800	$24,095	No	December 2019
				$30,119	No	December 2023
Hyundai Tokyo	Containership	2006	6,800	$24,095	No	December 2019
				$30,119	No	December 2023
Hyundai Shanghai	Containership	2006	6,800	$24,095	No	December 2019
				$30,119	No	December 2023
Hyundai Busan	Containership	2006	6,800	$24,095	No	December 2019
				$30,119	No	December 2023

(1)	Daily charter-out rate per day, net of commissions.
(2)	Index rates exclude commissions.
(3)	Expected redelivery basis midpoint of full redelivery period, excluding Navios Partners’ extension options, not declared yet.
(4)	Upon acquisition, the vessels are fixed on ten/twelve year charters with Navios Partners’ option to terminate after year seven.

Our Charters

We provide or will provide seaborne shipping services under long-term time charters with customers that we believe are creditworthy. For the six month period ended June 30, 2019, Hyundai Merchant Marine Co., Ltd. (“HMM”), Cargill International S.A. (“Cargill”) and Swissmarine Asia Pte. Ltd. (“Swissmarine”) represented approximately 29.9%, 10.8% and 10.3%, respectively, of total revenues. For the six month period ended June 30, 2018, two customers, HMM and Yang Ming Marine Transport Corporation (“Yang Ming”) represented approximately 25.3% and 11.3%, respectively, of total revenues. No other customers accounted for 10% or more of total revenues for any of the periods presented.

Our revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and our charter hire rates, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot and long-term market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in dry dock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry cargo shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to operate our vessels in the long-term charter market. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand and many other factors that might be beyond our control. Please read “Risk Factors” in our 2018 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

We could lose a customer or the benefits of a charter if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer exercises certain rights to terminate the charter of the vessel;

•

the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

•

a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest prevents us from performing services for that customer.

Under some of our time charters, either party may terminate the charter contract in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel. Some of the time charters covering our vessels require us to return to the charterer, upon the loss of the vessel, all advances paid by the charterer but not earned by us.

Trends and Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read “Risk Factors” in our 2018 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

Results of Operations

Overview

The financial condition and the results of operations presented for the three and six month periods ended June 30, 2019 and 2018 of Navios Partners presented discussed below include the following entities:

		Country of incorporation	Statements of Operations
Company name	Vessel name		2019	2018
Libra Shipping Enterprises Corporation(5)	Navios Libra II	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Felicity Shipping Corporation(6)	Navios Felicity	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Gemini Shipping Corporation(1)	Navios Gemini S	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Galaxy Shipping Corporation(8)	Navios Galaxy I	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Palermo Shipping S.A.(2)	Navios Apollon	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Sagittarius Shipping Corporation	Navios Sagittarius	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 6/30	1/01 – 6/30
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Golem Navigation Limited	Navios Soleil	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Perigiali Navigation Limited	Navios Beaufiks	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Finian Navigation Co.	Navios Ace	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Ammos Shipping Corp.	Navios Prosperity I	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Wave Shipping Corp.	Navios Libertas	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Casual Shipholding Co.	Navios Sol	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Avery Shipping Company	Navios Symphony	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Coasters Ventures Ltd.	Navios Christine B	Marshall Is.	1/01 – 6/30	1/01 – 6/30

		Country of incorporation	Statements of Operations
Company name	Vessel name		2019	2018
Ianthe Maritime S.A.	Navios Aster	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Fairy Shipping Corporation(3)	YM Utmost	Marshall Is.	—	1/01 – 6/30
Limestone Shipping Corporation(3)	YM Unity	Marshall Is.	—	1/01 – 6/30
Dune Shipping Corp.(4)	MSC Cristina	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Citrine Shipping Corporation	—	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Cavalli Navigation Inc.	—	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Seymour Trading Limited	Navios Altair I	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Goldie Services Company	Navios Symmetry	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Andromeda Shiptrade Limited	Navios Apollon I	Marshall Is.	1/01 – 6/30	1/29 – 6/30
Esmeralda Shipping Corporation	Navios Sphera	Marshall Is.	1/01 – 6/30	—
Triangle Shipping Corporation	Navios Mars	Marshall Is.	1/01 – 6/30	—
Chartered-in vessels
Cavos Navigation Co. (9)	Navios Libra	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Other
Prosperity Shipping Corporation	—	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Aldebaran Shipping Corporation	—	Marshall Is.	1/01 – 6/30	1/01 – 6/30
JTC Shipping and Trading Ltd.(7)	Holding Company	Malta	1/01 – 6/30	1/01 – 6/30
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Navios Maritime Operating LLC.	N/A	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 6/30	1/01 – 6/30
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 6/30	1/01 – 6/30

(1)	The vessel was sold on December 21, 2017.
(2)	The vessel was sold on April 21, 2017.
(3)	The vessels were sold on July 2, 2018 (see Note 4 – Vessels, net).
(4)	The vessel was sold on January 12, 2017.
(5)	The vessel was sold on December 14, 2018 (see Note 4 – Vessels, net).
(6)	The vessel was sold on December 4, 2018 (see Note 4 – Vessels, net).
(7)	Not a vessel-owning subsidiary and only holds right to charter-in contracts.
(8)	The vessel was sold on April 23, 2019 (see Note 4 – Vessels, net).
(9)	The vessel was delivered on July 24, 2019 (see Note 18 – Subsequent Events).

The accompanying interim condensed consolidated financial statements of Navios Partners are unaudited, but, in the opinion of management, contain all adjustments necessary to present a fair statement of results, in all material respects, of Navios Partners’ condensed consolidated financial position as of June 30, 2019 and the condensed consolidated results of operations for the three and six month periods ended June 30, 2019 and 2018. The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include information and disclosures required under U.S. GAAP for complete financial statements. All such adjustments are deemed to be of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Navios Partners’ Annual Report on Form 20-F for the year ended December 31, 2018.

Fleet Employment Profile

The following table reflects certain key indicators of Navios Partners’ core fleet performance for the three and six month periods ended June 30, 2019 and 2018.

	Three Month Period Ended June 30, 2019 (unaudited)	Three Month Period Ended June 30, 2018 (unaudited)	Six Month Period Ended June 30, 2019 (unaudited)	Six Month Period Ended June 30, 2018 (unaudited)
Available Days(1)	3,203	3,366	6,480	6,552
Operating Days(2)	3,184	3,343	6,397	6,486
Fleet Utilization(3)	99.40%	99.34%	98.71%	98.99%
Time Charter Equivalent Combined (per day) (4)	$14,130	$16,472	$13,664	$16,295
Time Charter Equivalent Drybulk (per day) (4)	$11,389	$12,898	$10,917	$12,592
Time Charter Equivalent Containers (per day) (4)	$30,684	$31,779	$30,593	$31,740
Vessels operating at end of periods	36	39	36	39

(1)

Available days: Available days for the fleet represent total calendar days the vessels were in Navios Partners’ possession for the relevant period after subtracting off-hire days associated with scheduled repairs, dry dockings or special surveys and ballast days relating to voyages. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.

(2)

Operating days: Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)

Fleet utilization: Fleet utilization is the percentage of time that Navios Partners’ vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, dry dockings or special surveys.

(4)

TCE rate: Time Charter Equivalent rate per day (“TCE”) is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate per day is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

FINANCIAL HIGHLIGHTS

The following table presents consolidated revenue and expense information for the three and six month periods ended June 30, 2019 and 2018.

	Three Month Period Ended June 30, 2019 ($ ‘000) (unaudited)	Three Month Period Ended June 30, 2018 ($ ‘000) (unaudited)	Six Month Period Ended June 30, 2019 ($ ‘000) (unaudited)	Six Month Period Ended June 30, 2018 ($ ‘000) (unaudited)
Time charter and voyage revenues	$47,745	$58,196	$94,563	$111,248
Time charter and voyage expenses	(2,484)	(2,758)	(6,013)	(4,488)
Direct vessel expenses	(1,530)	(1,544)	(3,113)	(3,169)
Management fees (entirely through related parties transactions)	(16,496)	(17,381)	(33,106)	(34,072)
General and administrative expenses	(6,515)	(5,513)	(10,528)	(9,044)
Depreciation and amortization	(13,240)	(14,355)	(26,732)	(29,272)
Vessel impairment losses	—	(37,860)	(7,345)	(37,860)
Interest expense and finance cost, net	(12,246)	(10,794)	(23,760)	(20,647)
Interest income	1,791	985	3,534	1,947
Other income	374	146	591	720
Other expense	(4,090)	(269)	(4,322)	(2,072)
Equity in net earnings of affiliated companies	168	1,614	185	2,654

Net loss	$(6,523)	$(29,533)	$(16,046)	$(24,055)

EBITDA (1)	$18,699	$(3,825)	$34,012	$27,086

Adjusted EBITDA (1)	$22,337	$34,656	$44,995	$66,181

Operating Surplus (1)	$6,207	$19,783	$11,909	$37,243

(1)

EBITDA, Adjusted EBITDA and Operating Surplus are non-GAAP financial measures. See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus and Available Cash for Distribution” for a description of EBITDA, Adjusted EBITDA and Operating Surplus and a reconciliation of EBITDA, Adjusted EBITDA and Operating Surplus to the most comparable measure under U.S. GAAP.

Period over Period Comparisons

For the Three Month Period ended June 30, 2019 compared to the Three Month Period ended June 30, 2018

Time charter and voyage revenues: Time charter and voyage revenues for the three month period ended June 30, 2019 decreased by $10.5 million, or 18.0%, to $47.7 million, as compared to $58.2 million for the same period in 2018. The decrease in time charter and voyage revenues was mainly attributable to: (i) the decrease in revenue due to the sales of the YM Unity and the YM Utmost in July 2018, the Navios Felicity and the Navios Libra II in December 2018 and the Navios Galaxy I in April 2019; and (ii) the decrease in the TCE rate, to $14,130 per day for the three month period ended June 30, 2019, from $16,472 per day for the three month period ended June 30, 2018. That decrease was partially mitigated by the increase in revenue following the acquisition of the Navios Mars and the Navios Sphera in August 2018. The available days of the fleet decreased to 3,203 days for the three month period ended June 30, 2019, as compared to 3,366 days for the three month period ended June 30, 2018, mainly due to the decrease of the fleet.

Time charter and voyage expenses: Time charter and voyage expenses for the three month period ended June 30, 2019 amounted to $2.5 million, as compared to $2.8 million for the three month period ended June 30, 2018. The decrease was mainly attributable to a: (i) $0.2 million decrease in brokers’ commissions; and (ii) $0.1 million decrease in bunkers expenses.

Direct vessel expenses: Direct vessel expenses, comprising of the amortization of dry dock and special survey costs of certain vessels in our fleet amounted to $1.5 million for each of the three month periods ended June 30, 2019 and 2018.

Management fees: Management fees for the three month period ended June 30, 2019, decreased by $0.9 million, or 5.1%, to $16.5 million, as compared to $17.4 million for the same period in 2018. The decrease was mainly attributable to a: (i) $1.3 million decrease in management fees due to the sale of the YM Unity and the YM Utmost in July 2018; and (ii) $1.1 million decrease in management fees due to the sale of the Navios Felicity and the Navios Libra II in December 2018 and the Navios Galaxy I in April 2019. The above decrease was partially mitigated by a $1.5 million increase in management fees paid to the Manager mainly due to the delivery of five vessels in the second and third quarters of 2018.

General and administrative expenses: General and administrative expenses increased by $1.0 million to $6.5 million for the three month period ended June 30, 2019, as compared to $5.5 million for the three month period ended June 30, 2018. The increase was mainly due to a: (i) $0.6 million net increase in legal and professional fees, as well as audit fees and other administrative expenses; (ii) $0.2 million increase in administrative fees paid to the Manager; and (iii) $0.3 million increase in compensation to the directors and/ or officers of the Company. The above increase was partially mitigated by a $0.1 million decrease in equity compensation expense.

Depreciation and amortization: Depreciation and amortization amounted to $13.2 million for the three month period ended June 30, 2019, as compared to $14.4 million for the three month period ended June 30, 2018. The decrease of $1.1 million was mainly attributable to a: (i) $1.1 million decrease in depreciation expense due to the sale of the Navios Libra II and the Navios Felicity in December 2018 and the Navios Galaxy I in April 2019; (ii) $0.7 million decrease in amortization of the Navios Sagittarius favorable lease intangible which was fully amortized during the fourth quarter of 2018; and (iii) $0.3 million decrease in depreciation expense due to the sale of the YM Unity and the YM Utmost in July 2018. The above decrease was partially mitigated by a $1.0 million increase in depreciation expense due to the delivery of five vessels in 2018. Depreciation of vessels is calculated using an estimated useful life of 25 and 30 years for drybulk vessels and containerships, respectively, from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from one to twelve years, at inception.

Vessel impairment losses: There was no impairment loss for the three month period ended June 30, 2019. As of June 30, 2018, an impairment loss of $37.9 million was recorded in relation to the YM Unity and the YM Utmost in the condensed Consolidated Statements of Operations. The vessels were sold on July 2, 2018 (see Note 4 — Vessels, net).

Interest expense and finance cost, net: Interest expense and finance cost, net for the three month period ended June 30, 2019 increased by $1.5 million or 13.5% to $12.2 million, as compared to $10.8 million for the three month period ended June 30, 2018. The increase was mainly due to: (i) an increase of the weighted average interest rate for the three month period ended June 30, 2019 to 7.13% from 6.87% for the same period in 2018; and (ii) a $1.5 million write-off of the deferred finance fees and debt discount following the $73.5 million prepayments of the Term Loan B Facility in the second quarter 2019. Navios Partners’ average loan balance of $491.9 million for the three month period ended June 30, 2019 as compared to $506.7 million for the same period of 2018.

Interest income: Interest income increased by $0.8 million to $1.8 million for the three month period ended June 30, 2019, as compared to $1.0 million for the three month period ended June 30, 2018. The increase of $0.8 million was mainly attributable to an increase of the interest income accrued under the loans granted to Navios Europe Inc. (“Navios Europe I”) and Navios Europe II Inc. (“Navios Europe II”).

Other income: Other income for the three month period ended June 30, 2019 amounted to $0.4 million, as compared to $0.1 million for the three month period ended June 30, 2018.

Other expense: Other expense for the three month period ended June 30, 2019 amounted to $4.1 million as compared to $0.3 million for the three month period ended June 30, 2018. The increase of $3.8 million was mainly attributable to a: (i) $3.6 million change in estimate of the guarantee claim receivable; and (ii) $0.2 million net increase in other miscellaneous expenses.

Equity in net earnings of affiliated companies: Equity in net earnings of affiliated companies for the three month period ended June 30, 2019 amounted to $0.2 million as compared to $1.6 million for the three month period ended June 30, 2018. The amounts consisted of the income related to the investment in Navios Maritime Containers L.P. (“Navios Containers”).

Net loss: Net loss for the three month period ended June 30, 2019 amounted to $6.5 million as compared to $29.5 million net loss for the three month period ended June 30, 2018. The decrease in net loss of $23.0 million was due to the factors discussed above.

Operating surplus: Navios Partners generated Operating Surplus for the three month period ended June 30, 2019 of $6.2 million, as compared to $19.8 million for the three month period ended June 30, 2018. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus and Available Cash for Distribution” contained herein).

For the Six Month Period ended June 30, 2019 compared to the Six Month Period ended June 30, 2018

Time charter and voyage revenues: Time charter and voyage revenues for the six month period ended June 30, 2019 decreased by $16.7 million, or 15.0%, to $94.6 million, as compared to $111.2 million for the same period in 2018. The decrease in time charter and voyage revenues was mainly attributable to: (i) the decrease in revenue due to the sales of the YM Unity and the YM Utmost in July 2018, the Navios Felicity and the Navios Libra II in December 2018 and the Navios Galaxy I in April 2019; and (ii) the decrease in the TCE rate, to $13,664 per day for the six month period ended June 30, 2019, from $16,295 per day for the six month period ended June 30, 2018. That decrease was partially mitigated by the increase in revenue following the acquisition of the Navios Mars and the Navios Sphera in August 2018. The available days of the fleet decreased to 6,480 days for the six month period ended June 30, 2019, as compared to 6,552 days for the six period ended June 30, 2018, mainly due to the decrease of the fleet.

Time charter and voyage expenses: Time charter and voyage expenses for the six month period ended June 30, 2019 increased by $1.5 million to $6.0 million, as compared to $4.5 million for the six month period ended June 30, 2018. The increase was mainly attributable to a: (i) $1.2 million increase in bunkers expenses; (ii) $0.2 million increase in port expenses related to the freight voyages; and (iii) $0.2 million net increase in other voyage expenses.

Direct vessel expenses: Direct vessel expenses, comprising of the amortization of dry dock and special survey costs of certain vessels in our fleet, amounted to $3.1 million for the six month period ended June 30, 2019, as compared to $3.2 million for the six month period ended June 30, 2018.

Management fees: Management fees for the six month period ended June 30, 2019, decreased by $1.0 million or 2.8% to $33.1 million, as compared to $34.1 million for the same period in 2018. The decrease was mainly attributable to a: (i) $2.7 million decrease in management fees due to the sale of the YM Unity and the YM Utmost in July 2018; and (ii) $1.9 million decrease in management fees due to the sale of the Navios Felicity and the Navios Libra II in December 2018 and the Navios Galaxy I in April 2019. The above decrease was partially mitigated by a $3.6 million increase in management fees paid to the Manager mainly due to the delivery of five vessels in the second and third quarters of 2018.

General and administrative expenses: General and administrative expenses increased by $1.5 million or 16.4% to $10.5 million for the six month period ended June 30, 2019, as compared to $9.0 million for the six month period ended June 30, 2018. The increase was mainly due to a: (i) $0.3 million increase in compensation to the directors and/ or officers of the Company; (ii) $0.8 million net increase in legal and professional fees, as well as audit fees and other administrative expenses; and (iii) $0.5 million increase in administrative fees paid to the Manager. The above increase was partially mitigated by a $0.2 million decrease in equity compensation expense.

Depreciation and amortization: Depreciation and amortization amounted to $26.7 million for the six month period ended June 30, 2019, as compared to $29.3 million for the six month period ended June 30, 2018. The decrease of $2.5 million was mainly attributable to a: (i) $1.9 million decrease in depreciation expense due to the sale of the Navios Libra II and the Navios Felicity in December 2018 and the Navios Galaxy I in April 2019; (ii) $1.4 million decrease in depreciation expense due to the sale of the YM Unity and the YM Utmost in July 2018; and (iii) $1.4 million decrease in amortization of the Navios Sagittarius favorable lease intangible which was fully amortized during the fourth quarter of 2018. The above decrease was partially mitigated by a $2.2 million increase in depreciation expense due to the delivery of five vessels in 2018. Depreciation of vessels is calculated using an estimated useful life of 25 and 30 years for drybulk vessels and containerships, respectively, from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from one to twelve years, at inception.

Vessel impairment losses: As of March 31, 2019, the Company had a current expectation that, more likely than not, the Navios Galaxy I would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group and recorded an impairment loss of $7.3 million. The vessel was sold on April 23, 2019. As of June 30, 2018, an impairment loss of $37.9 million was recorded in relation to the YM Unity and the YM Utmost in the condensed Consolidated Statements of Operations. The vessels were sold on July 2, 2018 (see Note 4 — Vessels, net).

Interest expense and finance cost, net: Interest expense and finance cost, net for the six month period ended June 30, 2019 increased by $3.1 million, or 15.1%, to $23.8 million, as compared to $20.6 million for the six month period ended June 30, 2018. The increase was mainly due to: (i) an increase of the weighted average interest rate for the six month period ended June 30, 2019 to 7.29% from 6.63% for the same period in 2018; and (ii) a $1.5 million write-off of the deferred finance fees and debt discount following the $73.5 million prepayments of the Term Loan B Facility in the second quarter 2019. Navios Partners’ average loan balance of $504.7 million for the six month period ended June 30, 2019 as compared to $507.9 million for the same period of 2018.

Interest income: Interest income increased by $1.6 million to $3.5 million for the six month period ended June 30, 2019, as compared to $1.9 million for the six month period ended June 30, 2018. The increase of $1.6 million was mainly attributable to an increase of the interest income accrued under the loans granted to Navios Europe I and Navios Europe II.

Other income: Other income for the six month period ended June 30, 2019 amounted to $0.6 million as compared to $0.7 million for the six month period ended June 30, 2018.

Other expense: Other expense for the six month period ended June 30, 2019 amounted to $4.3 million as compared to $2.1 million for the six month period ended June 30, 2018. The increase of $2.2 million was mainly attributable to a $3.6 million change in estimate of the guarantee claim receivable. The above increase was partially mitigated by a $1.4 million net decrease in other miscellaneous expenses.

Equity in net earnings of affiliated companies: Equity in net earnings of affiliated companies for the six month period ended June 30, 2019 amounted to $0.2 million as compared to $2.7 million for the six month period ended June 30, 2018. The amounts consisted of the income related to the investment in Navios Containers.

Net loss: Net loss for the six month period ended June 30, 2019 amounted to $16.0 million as compared to $24.1 million net loss for the six month period ended June 30, 2018. The decrease in net loss of $8.0 million was due to the factors discussed above.

Operating surplus: Navios Partners generated Operating Surplus for the six month period ended June 30, 2019 of $11.9 million, as compared to $37.2 million for the six month period ended June 30, 2018. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus and Available Cash for Distribution” contained herein).

Liquidity and Capital Resources

In addition to distributions on our units, our primary short-term liquidity needs are to fund general working capital requirements, cash reserve requirements including those under our credit facilities and debt service, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from our equity offerings, operations, proceeds from asset sales, long-term bank borrowings and other debt raisings. As of June 30, 2019, Navios Partners’ current assets totaled $76.0 million, while current liabilities totaled $32.2 million, resulting in a positive working capital position of $43.9 million. Generally, our long-term sources of funds derive from cash from operations, long-term bank borrowings and other debt or equity financings to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the Omnibus Agreement. We cannot assure you that we will be able to secure adequate financing or to obtain additional funds on favorable terms, to meet our liquidity needs.

Cash deposits and cash equivalents in excess of amounts covered by government provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and equivalents in excess of government provided insurance limits. Navios Partners also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Navios Partners’ cash forecast indicates that it will generate sufficient cash to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive working capital position through twelve months from August 7, 2019.

Navios Partners may use funds to repurchase its outstanding common units and/or indebtedness from time to time. Repurchases may be made in the open market, or through privately negotiated transactions or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms Navios Partners deems appropriate and subject to its cash requirements for other purposes, compliance with the covenants under Navios Partners’ credit facilities, and other factors management deems relevant.

In January 2019, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $50.0 million of the Company’s common units over a two year period. Common unit repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by Navios Partners’ management based upon market conditions and other factors. Repurchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 2 1934, as amended. The program does not require any minimum repurchase or any specific number of common units and may be suspended or reinstated at any time in the Company’s discretion and without notice. The Board of Directors will review the program periodically. Repurchases will be subject to restrictions under the Company’s credit facilities. As of August 7, 2019, the Company has repurchased and cancelled 312,952 common units, on a split adjusted basis, at a total cost of approximately $4.5 million.

Credit Facilities

Navios Partners’ long-term borrowings are presented under the captions “Long-term financial liabilities, net”, “Long-term debt, net”, “Current portion of financial liabilities, net” and “Current portion of long-term debt, net”. As of June 30, 2019 and December 31, 2018, total borrowings, net of deferred finance fees and debt discount amounted to $485.1 million and $507.5 million, respectively. The current portion of long-term borrowings, net amounted to $11.7 million at June 30, 2019 and $26.8 million at December 31, 2018.

Term Loan B Facility: In June 2013, Navios Partners completed the issuance of the $250.0 million Term Loan B Facility. On October 31, 2013 and November 1, 2013, Navios Partners completed the issuance of a $189.5 million add-on to its existing Term Loan B Facility.

On March 14, 2017, Navios Partners completed the issuance of a new $405.0 million Term Loan B Facility. The new Term Loan B Facility bears an interest rate of LIBOR plus 500 bps, it is set to mature on September 14, 2020 and is repayable in equal quarterly installments of 1.25% of the initial principal amount of the Term Loan B Facility. Navios Partners used the net proceeds of the new Term Loan B Facility to: (i) refinance the existing Term Loan B Facility; and (ii) pay fees and expenses related to the new Term Loan B Facility. Following the refinancing of the Term Loan B Facility, an amount of $1.9 million and $1.3 million, was written-off from the deferred finance fees and discount, respectively. On August 10, 2017, Navios Partners completed the issuance of a $53.0 million add-on to its existing Term Loan B Facility. The add-on to the new Term Loan B Facility bore the same terms as the Term Loan B Facility. Navios Partners used the net proceeds to partially finance the acquisition of three vessels.

The Term Loan B Facility is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral and guaranteed by each subsidiary of Navios Partners.

The Term Loan B Facility requires maintenance of a loan to value ratio of 0.8 to 1.0, and other restrictive covenants customary for facilities of this type (subject to negotiated exceptions and baskets), including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Facility also provides for customary events of default, prepayment and cure provisions.

During the year ended December 31, 2018, four drybulk vessels were released from security of the Term Loan B Facility and in exchange, five drybulk vessels and $2.0 million in cash substituted the released vessels, as collateral to the Term Loan B Facility. In April and May 2019, Navios Partners prepaid $73.5 million and released five vessels from the collateral package of the Term Loan B Facility. Following these prepayments, an amount of $0.5 million and $1.0 million was written-off from the deferred finance fees and discount, respectively. As of June 30, 2019, the outstanding balance of the Term Loan B Facility was $335.5 million, net of discount of $3.8 million. In July 2019, Navios Partners prepaid an additional $34.0 million and two drybulk vessels were released from the collateral package of the Term Loan B Facility. Following these prepayments, there are no installments due and the outstanding balance of $305.3 million is fully repayable on the final maturity date. The final maturity date is September 14, 2020.

BNP Credit Facility: On June 26, 2017, Navios Partners entered into a new credit facility with BNP PARIBAS (the “BNP Credit Facility”) of up to $32.0 million (divided into two tranches) in order to partially finance the acquisition of the Navios Ace and the Navios Sol. On June 28, 2017, the first tranche of BNP Credit Facility of $17.0 million was drawn. On July 18, 2017, the second tranche of BNP Credit Facility of $15.0 million was drawn. On December 13, 2018, Navios Partners repaid the outstanding balance of the first tranche in the amount of $15.1 million. Following this repayment, an amount of $0.1 million was written-off from the deferred finance fees. On April 9, 2019, Navios Partners amended the existing BNP Credit Facility, in order to refinance two vessels and replace the existing collateral under the BNP Credit Facility. As of June 30, 2019, the outstanding balance of the BNP Credit Facility was $11.9 million and is repayable in nine equal consecutive quarterly installments of $0.6 million each, with a final balloon payment of $6.8 million to be repaid on the last repayment date. The facility matures in the third quarter of 2021 and bears interest at LIBOR plus 300 bps per annum.

DVB Credit Facilities: On June 28, 2017, Navios Partners entered into a new credit facility with DVB Bank S.E. (the “DVB Credit Facility”) of up to $39.0 million (divided into four tranches) in order to refinance the Commerzbank/DVB Credit Facility dated July 2012 and an additional amount of $7.0 million to partially finance the acquisition of the Navios Prosperity I. The amounts of $7.0 million and $32.0 million were drawn on June 30, 2017 and November 3, 2017, respectively. On July 2, 2018, Navios Partners repaid the outstanding balance of the three tranches in the amount of $20.2 million. Following this repayment, an amount of $0.2 million was written-off from the deferred finance fees. On April 15, 2019, Navios Partners fully repaid the outstanding balance of $12.3 million. Following this repayment, an amount of $0.1 million was written-off from the deferred finance fees.

On July 31, 2018, Navios Partners entered into a new credit facility with DVB Bank S.E. (the “DVB $44m Credit Facility”) of up to $44.0 million (divided into two tranches) in order to finance the acquisition of the Navios Sphera and the Navios Mars. The amounts of $26.5 million and $17.5 million were drawn on August 30, 2018. As of June 30, 2019, the outstanding balance of the DVB $44m Credit Facility was $41.6 million and is repayable in 17 equal consecutive quarterly installments of $0.8 million each, with a final balloon payment of $28.1 million to be repaid on the last repayment date. The facility matures in the third quarter of 2023 and bears interest at LIBOR plus 290 bps per annum.

On February 12, 2019, Navios Partners entered into a new credit facility with DVB Bank S.E. (the “February 2019 Credit Facility”) of up to $66.0 million (divided into four tranches) in order to refinance the DVB Credit Facility dated June 28, 2017 and three Capesize vessels previously included in the Term Loan B collateral package. On April 15, 2019, Navios Partners drew the two tranches of $15.7 million each. As of June 30, 2019, the outstanding balance of the DVB Credit Facility was $31.4 million and is repayable in eight quarterly installments of $1.1 million each and 12 quarterly installments of $0.9 million each, with a final balloon payment of $11.4 million each, to be repaid on the last repayment date. The facility matures in the first quarter of 2024 and bears interest at LIBOR plus 260 bps per annum.

Nordea/Skandinaviska Enskilda/NIBC Credit Facility: On March 26, 2018, Navios Partners entered into a new credit facility with Nordea Bank AB, Skandinaviska Enskilda Banken AB and NIBC Bank N.V. (the “March 2018 Credit Facility”) of up to $14.3 million (divided into two tranches) in order to partially finance the acquisition of the Navios Altair I and the Navios Symmetry. On May 18, 2018, the first tranche of the March 2018 Credit Facility of $7.15 million was drawn. On June 1, 2018 the second tranche of the March 2018 Credit Facility of $7.15 million was drawn. On December 13, 2018, Navios Partners repaid the outstanding balance of the second tranche in the amount of $6.6 million. Following this repayment, an amount of $0.1 million was written-off from the deferred finance fees. As of June 30, 2019, the outstanding balance of the March 2018 Credit Facility was $6.0 million and is repayable in 16 equal consecutive quarterly installments of $0.3 million each, with a final balloon payment of $1.2 million to be repaid on the last repayment date. The facility matures in the second quarter of 2023 and bears interest at LIBOR plus 300 bps per annum.

NIBC Credit Facility: On December 28, 2018, Navios Partners entered into a new credit facility with NIBC Bank N.V. (the “December 2018 Credit Facility”) of up to $28.5 million (divided into three tranches) in order to refinance three Ultra-Handymax vessels. On May 8, 2019, the first tranche of the December 2018 Credit Facility of approximately $11.9 million was drawn. As of June 30, 2019, the outstanding balance of the December 2018 Credit Facility was $11.9 million and is repayable in 18 equal consecutive quarterly installments of $0.25 million each, with a final balloon payment of $7.4 million to be repaid on the last repayment date. The facility matures in the fourth quarter of 2023 and bears interest at LIBOR plus 275 bps over annum.

DNB Credit Facility: On April 5, 2019, Navios Partners entered into a new credit facility with DNB Bank ASA (the “April 2019 Credit Facility”) of up to $40.0 million (divided into two tranches) in order to refinance two Capesize vessels. The credit facility has a term of approximately five years and bears interest at LIBOR plus 275 bps per annum. As of the filing of this Report, no amount had been drawn under this facility.

CACIB Credit Facility: On July 4, 2019, Navios Partners entered into a new credit facility with Credit Agricole Corporate and Investment Bank (“CACIB”), (the “July 2019 Credit Facility”) of up to $52.8 million (divided into four tranches) in order to refinance three Capesize vessels and one Panamax vessel. The credit facility has a term of approximately six years and bears interest at LIBOR plus 275 bps per annum. As of the filing of this Report, no amount had been drawn under this facility.

Amounts drawn under the credit facilities are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by the respective vessel-owning subsidiaries. The credit facilities contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Navios Holdings’ (or its affiliates) ownership in Navios Partners of at least 15.0%; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

The credit facilities require compliance with a number of financial covenants, including: (i) maintain a required security amount ranging over 120% to 135%; (ii) minimum free consolidated liquidity in an amount equal to at least $0.5 million to $0.7 million per owned vessel; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in our credit facilities) ranging of less than 0.75; and (v) maintain a minimum net worth to $135.0 million.

It is an event of default under the credit facilities if such covenants are not complied with in accordance with the terms and subject to the prepayments or cure provisions of the facilities.

As of June 30, 2019, Navios Partners was in compliance with the financial covenants and/or the prepayments and/or the cure provisions, as applicable, in each of its credit facilities.

Financial Liabilities: In December 2018, the Company entered into two sale and leaseback agreements of $25.0 million in total, with unrelated third parties for the Navios Fantastiks and the Navios Beaufiks. Navios Partners has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreements as a financial liability. Navios Partners is obligated to make 69 and 60 consecutive monthly payments of approximately $0.16 million each, commencing as of December 2018. As of June 30, 2019, the outstanding balance under the sale and leaseback agreements of the Navios Fantastiks and the Navios Beaufiks was $23.9 million in total. The agreements mature in the third quarter of 2024 and fourth quarter of 2023, respectively, with a purchase obligation of $6.3 million per vessel on the last repayment date.

On April 5, 2019, the Company entered into a new sale and leaseback agreement of $20.0 million, with unrelated third parties for the Navios Sol, a 2009-built Capesize vessel of 180,274 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. Navios Partners is obligated to make 120 consecutive monthly payments of approximately $0.19 million each, commencing as of April 2019. On April 11, 2019, the amount of $20.0 million was drawn. As of June 30, 2019, the outstanding balance under the sale and leaseback agreement of the Navios Sol was $19.7 million in total. The agreement matures in the second quarter of 2029, with a purchase obligation of $6.3 million on the last repayment date.

On June 7, 2019, the Company entered into a new sale and leaseback agreement of $7.5 million, with unrelated third parties for the Navios Sagittarius, a 2006-built Panamax vessel of 75,756 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. Navios Partners is obligated to make 36 consecutive monthly payments of approximately $0.18 million each, commencing as of June 2019. On June 28, 2019, the amount of $7.5 million was drawn. As of June 30, 2019, the outstanding balance under the sale and leaseback agreement of the Navios Sagittarius was $7.4 million in total. The agreement matures in the second quarter of 2022, with a purchase obligation of $2.0 million on the last repayment date.

On July 2, 2019, the Company entered into a new sale and leaseback agreement of $22.0 million, with unrelated third parties for the Navios Ace, a 2011-built Capesize vessel of 179,016 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease tem and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. Navios Partners is obligated to make 132 consecutive monthly payments of approximately $0.2 million each, commencing as of July 2019. On July 24, 2019, the amount of $22.0 million was drawn. The agreement matures in the second quarter of 2030 with a purchase obligation of $6.3 million on the last repayment date.

The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Partners for the six month periods ended June 30, 2019 and 2018.

	Six Month Period Ended June 30, 2019 ($ ‘000) (unaudited)	Six Month Period Ended June 30, 2018 ($ ‘000) (unaudited)
Net cash provided by operating activities	$14,426	$31,254
Net cash used in investing activities	(1,636)	(48,401)
Net cash (used in)/provided by financing activities	(39,025)	28,193

(Decrease)/ increase in cash, cash equivalents and restricted cash	$(26,235)	$11,046

Cash provided by operating activities for the six month period ended June 30, 2019 as compared to the cash provided by operating activities for the six month period ended June 30, 2018

Net cash provided by operating activities decreased by $16.8 million to $14.4 million of cash provided by the operating activities for the six month period ended June 30, 2019, as compared to $31.3 million of cash provided by the operating activities for the same period in 2018. In determining net cash provided by operating activities, net loss is adjusted for the effects of certain non-cash items as discussed below.

The aggregate adjustments to reconcile net loss to net cash provided by operating activities was a $36.2 million non-cash gain for the six month period ended June 30, 2019, which consisted mainly of the following adjustments: $26.7 million depreciation and amortization, $7.3 million impairment loss in relation to the sale of the Navios Galaxy I, $6.3 million non-cash accrued interest income and amortization of deferred revenue, $0.1 million non-cash accrued interest income from receivable from affiliates, $4.6 million amortization and write-off of deferred finance costs and discount, $3.1 million amortization of deferred dry dock and special survey costs, $0.2 million equity in net earnings of affiliated companies and $1.0 million equity compensation expense.

The net cash outflow resulting from the change in operating assets and liabilities of $5.7 million for the six month period ended June 30, 2019 resulted from a $5.8 million increase in prepaid expenses and other assets, a $0.8 million decrease in accounts payable and $5.4 million in payments for dry dock and special survey costs. This was partially mitigated by a $4.0 million decrease in accounts receivable, a $0.6 million increase in accrued expenses, a $0.3 million increase in deferred revenue and a $1.2 million decrease in amounts due from related parties, consisting of management fees and drydocking expenses including amounts needed for compliance with IMO regulations prepaid to Navios Holdings in accordance with the Management and Administrative Service agreements and the Navios Holdings Guarantee.

The aggregate adjustments to reconcile net loss to net cash provided by operating activities was a $66.2 million non-cash gain for the six month period ended June 30, 2018, which consisted mainly of the following adjustments: $29.3 million depreciation and amortization, $37.9 million impairment loss in relation to the sale of the YM Unity and the YM Utmost, $6.2 million non-cash accrued interest income and amortization of deferred revenue, $0.1 million non-cash interest income from receivable from affiliates, $3.6 million amortization and write-off of deferred finance costs and discount, $3.2 million amortization of deferred dry dock and special survey costs, $2.7 million equity in net earnings of affiliated companies and $1.2 million equity compensation expense. The net cash outflow resulting from the change in operating assets and liabilities of $9.8 million for the six month period ended June 30, 2018 resulted from a $1.5 million increase in prepaid expenses and other assets, a $1.9 million decrease in accrued expenses, a $10.4 million increase in amounts due from related parties, consisting of management fees and drydocking expenses including amounts needed for compliance with IMO regulations prepaid to Navios Holdings in accordance with the Management and Administrative Service agreements and the Navios Holdings Guarantee and $1.0 million in payments for drydock and special survey costs. This was partially mitigated by a $3.1 million decrease in accounts receivable and a $0.8 million increase in deferred revenue.

Cash used in investing activities for the six month period ended June 30, 2019 as compared to the cash used in investing activities for the six month period ended June 30, 2018

Net cash used in investing activities decreased by $46.8 million to $1.6 million outflow for the six month period ended June 30, 2019, as compared to $48.4 million outflow for the same period in 2018.

Cash used in investing activities of $1.6 million for the six month period ended June 30, 2019 was mainly due to a: (i) $6.0 million payments relating to capitalized expenses of our fleet; and (ii) $4.0 million loan granted to Navios Europe I. This was partially mitigated by a $6.0 million of proceeds from the sale of the Navios Galaxy I and $2.3 million of proceeds from the note receivable related to the sale of the MSC Cristina.

Cash used in investing activities of $48.4 million for the six month period ended June 30, 2018 was mainly due to: (i) $36.3 million paid for the acquisition of the Navios Apollon I, the Navios Symmetry and the Navios Altair I, delivered within the second quarter of 2018; and (ii) $14.5 million investment in Navios Containers on March 13, 2018. The above decrease was partially mitigated by $2.3 million of proceeds from the note receivable related to the sale of the MSC Cristina.

Cash used in financing activities for the six month period ended June 30, 2019 as compared to cash provided by financing activities for the six month period ended June 30, 2018

Net cash used in financing activities increased by $67.2 million to $39.0 million outflow for the six month period ended June 30, 2019, as compared to $28.2 million inflow for the same period in 2018.

Cash used in financing activities of $39.0 million for the six month period ended June 30, 2019 was due to: (i) payment of a total cash distribution of $6.8 million; (ii) loans and financial liabilities repayments of $96.7 million; (iii) a payment of $1.7 million of deferred finance fees relating to the new credit facilities and sale and leaseback agreements; and (iv) a payment of $4.5 million for acquisition of treasury stock. This was partially offset by $70.8 million of proceeds from the December 2018 Credit Facility, the February 2019 Credit Facility and the financial liabilities of the Navios Sol and the Navios Sagittarius.

Cash provided by financing activities of $28.2 million for the six month period ended June 30, 2018 was due to: (i) $34.2 million of proceeds from the issuance of 1,228,133 common units and 25,064 additional general partner units, on a split adjusted basis, net of offering costs, related to the public offering in February 21, 2018; and (ii) $14.3 million of proceeds from the March 2018 Credit Facility. This was partially offset by: (i) loan repayments of $16.7 million; (ii) payment of a total cash distribution of $3.4 million; and (iii) a payment of $0.2 million of deferred finance fees relating to the March 2018 Credit Facility.

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus and Available Cash for Distribution

	Three Month Period Ended June 30, 2019 ($ ‘000) (unaudited)	Three Month Period Ended June 30, 2018 ($ ‘000) (unaudited)	Six Month Period Ended June 30, 2019 ($ ‘000) (unaudited)	Six Month Period Ended June 30, 2018 ($ ‘000) (unaudited)
Net cash provided by operating activities	$3,943	$24,827	$14,426	$31,254
Net increase/ (decrease) in operating assets	7,538	(1,953)	5,902	9,803
Net (increase)/ decrease in operating liabilities	(3,119)	(908)	(180)	1,061
Net interest cost	10,455	9,809	20,226	18,700
Amortization and write-off of deferred financing cost	(2,970)	(1,921)	(4,633)	(3,631)
Non cash accrued interest income and amortization of deferred revenue	3,132	3,121	6,303	6,208
Equity compensation expense	(519)	(621)	(1,013)	(1,235)
Vessels impairment loss	—	(37,860)	(7,345)	(37,860)
Non cash accrued interest income from receivable from affiliates	71	67	141	132
Equity in earnings of affiliates, net of dividends received	168	1,614	185	2,654

EBITDA(1)	$18,699	$(3,825)	$34,012	$27,086
Change in estimate of guarantee claim receivable	3,638	—	3,638	—
Equity compensation expense	—	621	—	1,235
Vessels impairment loss	—	37,860	7,345	37,860

Adjusted EBITDA	$22,337	$34,656	$44,995	$66,181
Cash interest income	156	213	372	331
Cash interest paid	(9,026)	(8,729)	(18,724)	(16,850)
Maintenance and replacement capital expenditures	(7,260)	(6,357)	(14,734)	(12,419)

Operating Surplus	$6,207	$19,783	$11,909	$37,243
Cash distribution paid relating to the first quarter	—	—	(3,364)	(3,420)
Cash reserves	(2,843)	(16,363)	(5,181)	(30,403)

Available cash for distribution	$3,364	$3,420	$3,364	$3,420

(1)

	Three Month Period Ended June 30, 2019 ($ ‘000) (unaudited)	Three Month Period Ended June 30, 2018 ($ ‘000) (unaudited)	Six Month Period Ended June 30, 2019 ($ ‘000) (unaudited)	Six Month Period Ended June 30, 2018 ($ ‘000) (unaudited)
Net cash provided by operating activities	$3,943	$24,827	$14,426	$31,254
Net cash provided by/ (used in) investing activities	$3,739	$(34,766)	$(1,636)	$(48,401)
Net cash (used in)/ provided by financing activities	$(22,814)	$2,257	$(39,025)	$28,193

EBITDA and Adjusted EBITDA

EBITDA represents net (loss)/ income attributable to Navios Partners’ unitholders before interest and finance costs, before depreciation and amortization (including intangible accelerated amortization) and income taxes. Adjusted EBITDA represents EBITDA before vessel impairment losses and change in estimate of the guarantee claim receivable. Navios Partners uses Adjusted EBITDA as a liquidity measure and reconcile EBITDA and Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA in this document is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of: (i) net increase/ (decrease) in operating assets; (ii) net (increase)/ decrease in operating liabilities; (iii) net interest cost; (iv) amortization and write-off of deferred financing cost; (v) equity in net earnings of affiliated companies; (vi) impairment charges; (vii) non-cash accrued interest income and amortization of deferred revenue; (viii) equity compensation expense; and (ix) non-cash accrued interest income from receivable from affiliates. Navios Partners believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and make cash distributions. Navios Partners also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA and Adjusted EBITDA have limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Partners’ results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of Navios Partners’ performance. Furthermore, our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA for the three month period ended June 30, 2019 was negatively affected by the accounting effect of a $3.6 million change in estimate of the guarantee claim receivable. EBITDA for the three month period ended June 30, 2018 was negatively affected by the accounting effect of a: (i) $37.9 million impairment loss on the sale of the YM Unity and the YM Utmost; and (ii) $0.6 million equity compensation expense. Excluding these items, Adjusted EBITDA decreased by $12.3 million to $22.3 million for the three month period ended June 30, 2019, as compared to $34.7 million for the same period in 2018. The decrease in Adjusted EBITDA was primarily due to a: (i) $10.5 million decrease in revenue; (ii) $1.6 million increase in general and administrative expenses; (iii) $0.2 million increase in other expenses; and (iv) $1.4 million decrease in equity in net earnings of affiliated companies. The above decrease was partially mitigated by a: (i) $0.3 million decrease in time charter and voyage expenses; (ii) $0.9 million decrease in management fees; and (iii) $0.2 million increase in other income.

EBITDA for the six month period ended June 30, 2019 was negatively affected by the accounting effect of a: (i) $7.3 million impairment loss on the sale of the Navios Galaxy I; and (ii) $3.6 million revision of the estimated guarantee claim receivable. EBITDA for the six month period ended June 30, 2018 was negatively affected by the accounting effect of a: (i) $37.9 million impairment loss on the sale of the YM Unity and the YM Utmost; and (ii) $1.2 million equity compensation expense. Excluding these items, Adjusted EBITDA decreased by $21.2 million to $45.0 million for the six month period ended June 30, 2019, as compared to $66.2 million for the same period in 2018. The decrease in Adjusted EBITDA was primarily due to a: (i) $16.7 million decrease in revenue; (ii) $1.5 million increase in time charter and voyage expenses; (iii) $2.7 million increase in general and administrative expenses; (iv) $0.1 million decrease in other income; and (vi) $2.5 million decrease in equity in net earnings of affiliated companies. The above decrease was partially mitigated by a: (i) $1.0 million decrease in management fees; and (ii) $1.4 million decrease in other expenses.

Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense, non-cash interest income, equity compensation expense, estimated maintenance and replacement capital expenditures and one-off items. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

Available Cash

Available Cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the Board of Directors to:

•	provide for the proper conduct of Navios Partners’ business (including reserve for maintenance and replacement capital expenditures);

•	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•

plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Available Cash is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available Cash is not required by U.S. GAAP and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by U.S. GAAP.

Borrowings

Navios Partners’ long-term borrowings are presented under the captions “Long-term financial liabilities, net”, “Long-term debt, net”, “Current portion of financial liabilities, net” and “Current portion of long-term debt, net”. As of June 30, 2019 and December 31, 2018, total borrowings, net of deferred finance fees and discount amounted to $485.1 million and $507.5 million, respectively. The current portion of long-term borrowings, net amounted to $11.7 million at June 30, 2019 and $26.8 million at December 31, 2018.

Capital Expenditures

Navios Partners finances its capital expenditures with cash flow from operations, equity raisings, long-term bank borrowings and other debt raisings. Capital expenditures for each of the six month periods ended June 30, 2019 and 2018 amounted to $6.0 million and $36.3 million, respectively. The reserves for estimated maintenance and replacement capital expenditures for the three and six month periods ended June 30, 2019 were $7.3 million and $14.7 million, respectively. The reserves for estimated maintenance and replacement capital expenditures for the three and six month periods ended June 30, 2018 were $6.4 million and $12.4 million, respectively.

Maintenance for our vessels and expenses related to drydocking expenses are reimbursed at cost by Navios Partners to our manager under the amended management agreement. Our manager is Navios Shipmanagement Inc., a subsidiary of Navios Holdings (the “Manager”). In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017. In November 2017, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2022 and the fixed rate for ship management services of its owned fleet through December 31, 2019, effective from January 1, 2018. The management fees, excluding drydocking expenses are: (a) $4,225 daily rate per Ultra-Handymax vessel; (b) $4,325 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Containership of TEU 6,800; (e) $7,400 daily rate per Containership of more than TEU 8,000; and (f) $8,750 daily rate per very large Containership of more than TEU 13,000.

Maintenance and Replacement Capital Expenditures Reserve

We estimate that our annual replacement reserve for the year ending December 31, 2019 will be approximately $29.0 million, for replacing our vessels at the end of their useful lives.

The amount for estimated replacement capital expenditures attributable to future vessel replacement was based on the following assumptions: (i) current market price to purchase a five year old vessel of similar size and specifications; (ii) a 25-year useful life for drybulk vessels and a 30-year useful life for containerships; and (iii) a relative net investment rate.

The amount for estimated maintenance capital expenditures attributable to future vessel drydocking and special survey was based on certain assumptions including the remaining useful life of the owned vessels of our fleet, market costs of drydocking and special survey and a relative net investment rate.

Our Board of Directors, with the approval of the Conflicts Committee, may determine that one or more of our assumptions should be revised, which could cause our Board of Directors to increase or decrease the amount of estimated maintenance and replacement capital expenditures. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, charter hire rates and the availability and cost of financing at the time of replacement. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units, which could be dilutive to existing unitholders.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of June 30, 2019.

	Payments due by period (Unaudited)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(In thousands of U.S. dollars)
Loan obligations(1)(2)	$16,977	$380,474	$75,428	$20,204	$493,083
Operating Lease Obligations (Time Charters) for vessel to be delivered(3)	$2,041	$4,344	$4,172	$10,260	$20,817

Total contractual obligations	$19,018	$384,818	$79,600	$30,464	$513,900

(1)

Represents principal payments and repayments on amounts drawn on our credit facilities that bear interest at applicable fixed interest rates ranging from 2.6% to 5.0% plus LIBOR per annum and on our financial liabilities that bear interest at applicable fixed interest rates ranging from 6.1% to 7.6%. The amounts in the table exclude expected interest payments of $33.6 million (less than 1 year), $19.0 million (1-3 years), $7.9 million (3-5 years) and $3.3 million (more than 5 years). Expected interest payments are based on outstanding principal amounts, applicable currently effective interest rates and margins as of June 30, 2019, timing of scheduled payments and the term of the debt obligations.

(2)

Does not include the undrawn amounts as of June 30, 2019 of the new credit facilities with NIBC N.V. of up to $28.5 million dated on December 28, 2018, DVB Bank S.E. of up to $66.0 million dated on February 12, 2019, DNB Bank ASA of up to $40.0 million dated on April 5, 2019 (see Note 6 — Borrowings).

(3)

In November 2017, Navios Partners agreed to charter-in, under a ten-year bareboat contract, from an unrelated third party, a newbuilding Panamax vessel of 82,011 dwt, delivered on July 24, 2019. Navios Partners has agreed to pay in total $5.54 million, representing a deposit for the option to acquire the vessel after the end of the fourth year, of which the first half of $2.77 million was paid during the year ended December 31, 2017 and the second half of $2.77 million was paid during the year ended December 31, 2018, both presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets as of June 30, 2019.

Navios Holdings, Navios Maritime Acquisition Corporation (“Navios Acquisition”) and Navios Partners have made available to Navios Europe I revolving loans of up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). In December 2018, the amount of funds available under the Navios Revolving Loans I was increased by $30.0 million. As of June 30, 2019, the amount undrawn under the Navios Revolving Loans I was $2.0 million, of which Navios Partners may be required to fund an amount ranging from $0 to $2.0 million (see Note 12 — Transactions with related parties and affiliates).

Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans of up to $43.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the amount of funds available under the Navios Revolving Loans II was increased by $14.0 million. As of June 30, 2019, the amounts undrawn from the Navios Revolving Loans II were $4.5 million, of which Navios Partners may be required to fund an amount ranging from $0 to $4.5 million (see Note 12 — Transactions with related parties and affiliates).

Navios Partners leases office space in Monaco pursuant to a five year lease agreement dated July 1, 2018 that expires in June 2023, for a monthly rent of approximately $0.01 million.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us and beginning with the quarter ending December 31, 2015, our Board of Directors elected to suspend distributions on our common units in order to preserve cash and improve our liquidity. In March 2018, the Company’s Board of Directors announced a new distribution policy under which it intends to pay quarterly cash distribution in the amount of $0.30 per unit, or $1.20 annually. On July 25, 2019, the Company announced the quarterly distribution of $0.30 per unit for the second quarter of 2019. The distribution is payable on August 9, 2019 to all unitholders of common and general partner units of record as of August 6, 2019.

Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•

Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our Board of Directors to establish reserves and other limitations.

•

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Although during the subordination period, with certain exceptions, our partnership agreement could not have been amended without the approval of non-affiliated common unitholders, however, our partnership agreement can be amended with the approval of a majority of the outstanding common units now that the subordination period has ended. Upon the closing of the initial public offering of our common units (the “IPO”), Navios Holdings did not own any of our outstanding common units and owned 100.0% of our outstanding subordinated units.

•

Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our Board of Directors, taking into consideration the terms of our partnership agreement.

•

Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs.

•

Our distribution policy is affected by restrictions on distributions under our credit facilities that we entered into in connection with the closing of the IPO. Specifically, our credit facilities contain material financial tests that must be satisfied and we will not pay any distributions that will cause us to violate our credit facilities or other debt instruments. Should we be unable to satisfy these restrictions included in our credit facilities or if we are otherwise in default under our credit facilities, our ability to make cash distributions to unitholders, notwithstanding our cash distribution policy, would be materially adversely affected.

•

If we make distributions out of capital surplus, as opposed to Operating Surplus, such distributions will constitute a return of capital and will result in a reduction in the minimum quarterly distribution and the target distribution levels. We do not anticipate that we will make any distributions from capital surplus.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

Quarterly Distribution

There is no guarantee that we will pay the quarterly distribution on the common units in any quarter. The amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under our existing credit facilities.

Quarterly distributions were paid by the Company through September 2015. For the quarter ended December 31, 2015, the Company’s board of directors determined to suspend payment of the Company’s quarterly distributions in order to preserve cash and improve our liquidity. In March 2018, the Company’s board of directors announced a new distribution policy under which it intends to declare quarterly cash distributions in the amount of $0.30 per unit, or $1.20 annually.

In July 2019, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2019 of $0.30 per unit. The distribution is payable on August 9, 2019 to all unitholders of common and general partner units of record as of August 6, 2019. The aggregate amount of the declared distribution will be $3.4 million.

Incentive Distribution Rights

The following description of our incentive distribution rights reflects such rights in the event the distributions are reinstated and the indicated levels are achieved, of which there can be no assurance. Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from Operating Surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

The following table illustrates the percentage allocations of the additional available cash from Operating Surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our general partner in any available cash from Operating Surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from Operating Surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains its 2.0% general partner interest and assume our general partner has not transferred the incentive distribution rights.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	General Partner
Minimum Quarterly Distribution	up to $5.25	98%	2%
First Target Distribution	up to $6.0375	98%	2%
Second Target Distribution	above $6.0375 up to $6.5625	85%	15%
Third Target Distribution	above $6.5625 up to $7.875	75%	25%
Thereafter	above $ 7.875	50%	50%

Related Party Transactions

Management fees: Pursuant to the amended Management Agreement, in each of October 2013, August 2014, February 2015 and February 2016, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4,100 daily rate per Ultra-Handymax vessel; (b) $4,200 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Containership of TEU 6,800; (e) $7,400 daily rate per Containership of more than TEU 8,000; and (f) $8,750 daily rate per very large Containership of more than TEU 13,000 through December 31, 2017. On November 14, 2017, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2022 and to fix the rate for shipmanagement services of its owned fleet through December 31, 2019, effective from January 1, 2018. The new management fees, excluding drydocking expenses which are reimbursed at cost by Navios Partners, are: (a) $4,225 daily rate per Ultra-Handymax vessel; (b) $4,325 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Containership of TEU 6,800; (e) $7,400 daily rate per Containership of more than TEU

8,000 and (f) $8,750 daily rate per very large Containership of more than TEU 13,000. These fixed daily fees cover our vessels’ operating expenses, other than certain extraordinary fees and costs. For the six month periods ended June 30, 2019 and 2018 certain extraordinary fees and costs related to regulatory requirements, under Company’s management agreement amounted to $5.8 million and $0, respectively, and are presented under “Acquisition of/additions to vessels” in the condensed Consolidated Statements of Cash Flows. Drydocking expenses under this agreement are reimbursed by Navios Partners at cost at occurrence.

Total management fees for each of the three and six month periods ended June 30, 2019 amounted to $16.5 million and $33.1 million, respectively. Total management fees for the three and six month periods ended June 30, 2018 amounted to $17.4 million and $34.1 million, respectively.

General and administrative expenses: Pursuant to the Administrative Services Agreement, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager, until December 31, 2022.

Total general and administrative expenses charged by Navios Holdings for each of the three and six month periods ended June 30, 2019 amounted to $2.5 million and $5.1 million, respectively. Total general and administrative expenses charged by Navios Holdings for the three and six month periods ended June 30, 2018 amounted to $2.3 million and $4.6 million, respectively.

Balance due from related parties (excluding Navios Europe I and Navios Europe II): Balance due from related parties as of June 30, 2019 and December 31, 2018 amounted to $48.0 million and $52.3 million, respectively, of which for the six month period ended June 30, 2019, the current receivable was $10.0 million and the long-term receivable was $38.1 million. The balance mainly consisted of management fees, drydocking, and extraordinary fees and costs related to regulatory requirements, including ballast water treatment system installation, prepaid to Navios Holdings in accordance with the Management service agreement and the Navios Holdings Guarantee. Net of the $3.6 million change in estimate of the guarantee claim receivable recorded during the three month period ended June 30, 2019, the claim from the Navios Holdings Guarantee amounted to $14.4 million as of June 30, 2019.

Balance due from Navios Europe I: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe I revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). In December 2018, the amount of funds available under the Navios Revolving Loans I was increased by $30.0 million (see Note 14 — Investment in Affiliates). The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 12.7% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter.

As of June 30, 2019, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe I (5.0% of the $10.0 million) was $0.5 million, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans I capital was $15.2 million (December 31, 2018: $11.2 million), under the caption “Loans receivable from affiliates”. The accrued interest income earned under the Navios Revolving Loans I was $1.7 million (December 31, 2018: $0.7 million) under the caption “Balance due from related parties” and the accrued interest income earned under the Navios Term Loans I was $0.5 million (December 31, 2018: $0.4 million) under the caption “Loans receivable from affiliates”. As of June 30, 2019, the amount undrawn under the Navios Revolving Loans I was $2.0 million, of which Navios Partners may be required to fund an amount up to $2.0 million.

Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans up to $43.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the availability under the Navios Revolving Loans II was increased by $14.0 million (see Note 14 — Investment in Affiliates). The Navios Revolving Loans II and the Navios Term Loans II each earn interest and an annual preferred return at 18% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter.

As of June 30, 2019, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe II (5.0% of the $14.0 million) was $0.7 million, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans II capital was $15.4 million (December 31, 2018: $15.4 million), under the caption “Loans receivable from affiliates”. The accrued interest income earned under the Navios Revolving Loans II was $6.3 million (December 31, 2018: $4.5 million) under the caption “Balance due from related parties” and the accrued interest income earned under the Navios Term Loans II was $0.7 million (December 31, 2018: $0.6 million) under the caption “Loans receivable from affiliates”. As of June 30, 2019, the amount undrawn under the Navios Revolving Loans II was $4.5 million, of which Navios Partners may be required to fund an amount up to $4.5 million.

Note receivable from affiliates: On March 17, 2017, Navios Holdings transferred to Navios Partners its rights to the fixed 12.7% interest on the Navios Europe I Navios Term Loans I and Navios Revolving Loans I (including the respective accrued receivable interest) in the amount of $33.5 million, which included a cash consideration of $4.1 million and 871,795 newly issued common units of Navios Partners, on a split adjusted basis. At the date of this transaction, the Company recognized a receivable at the fair value of its newly issued common units totaling to $29.4 million based on the closing price of $33.75 per unit as of March 16, 2017 given as consideration. The receivable relating to the consideration settled with the issuance of 871,795 Navios Partners’ common units in the amount of $29.4 million has been classified contra equity within the condensed consolidated Statements of Changes in Partners’ Capital as “Note receivable”. The receivable from Navios Holdings is payable on maturity in December 2023 and Navios Partners will receive approximately $50.9 million. Interest will accrue through maturity and will be recognized within “Interest income” for the receivable relating to the cash consideration of $4.1 million. As of June 30, 2019, the long-term note receivable from Navios Holdings amounted to $4.7 million (including the non-cash interest income of $0.6 million), presented under the caption “Note receivable from affiliates”. Navios Partners may require Navios Holdings, under certain conditions, to repurchase the loans after the third anniversary of the date of the transaction based on the then outstanding balance of the loans.

Others: Navios Partners has entered into an omnibus agreement with Navios Holdings (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Partners entered into an omnibus agreement with Navios Acquisition and Navios Holdings (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for containerships and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

In connection with the Navios Maritime Midstream Partners L.P. (“Navios Midstream”) initial public offering and effective November 18, 2014, Navios Partners entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Holdings pursuant to which Navios Acquisition, Navios Holdings and Navios Partners have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years and also providing rights of first offer on certain tanker vessels.

In connection with the Navios Containers private placement and listing on the Norwegian over-the-counter market effective June 8, 2017, Navios Partners entered into an omnibus agreement with Navios Containers, Navios Holdings, Navios Acquisition and Navios Midstream (the “Navios Containers Omnibus Agreement”), pursuant to which Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream have granted to Navios Containers a right of first refusal over any containerships to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream to compete with Navios Containers under specified circumstances.

On November 15, 2012 (as amended and supplemented in March 2014 and December 2017), Navios Holdings and Navios Partners entered into an agreement (the “Navios Holdings Guarantee”) by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20.0 million. Net of the $3.6 million change in estimate of the guarantee claim receivable recorded during the three month period ended June 30, 2019, the claim amounted to $14.4 million for the six month period ended June 30, 2019, presented under the captions “Amounts due from related parties-short term” and “Amounts due from related parties-long term” in the condensed Consolidated Balance Sheets. In July 2019, it was agreed that the claim will be repayable in three installments of $4.3 million in the fourth quarter 2019, $5.0 million in the third quarter 2020 and $5.0 million in the first quarter 2021.

As of June 30, 2019, Navios Holdings held an 18.4% common unit interest in Navios Partners, represented by 2,070,215 common units and it also held a general partner interest of 2.1%.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollars are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized.

Interest Rate Risk

Borrowings under our credit facilities bear interest at rate based on a premium over U.S. $ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the six month period ended June 30, 2019 and 2018, we paid interest on our outstanding debt at a weighted average interest rate of 7.29% and 6.63%. An 1% increase in LIBOR would have increased our interest expense for the six month period ended June 30, 2019 and 2018 by $2.5 million and $2.6 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history.

For the six month period ended June 30, 2019, HMM, Cargill and Swissmarine represented approximately 29.9%, 10.8% and 10.3%, respectively, of total revenues. For the six month period ended June 30, 2018, two customers, HMM and Yang Ming represented approximately 25.3% and 11.3%, respectively, of total revenues. No other customers accounted for 10% or more of total revenues for any of the periods presented.

Following the termination of the credit default insurance through its third party insurer, Navios Partners entered into the Navios Holdings Guarantee by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20.0 million. Net of the $3.6 million change in estimate of the guarantee claim receivable recorded during the three month period ended June 30, 2019, the claim amounted to $14.4 million for the six month period ended June 30, 2019, presented under the captions “Amounts due from related parties-short term” and “Amounts due from related parties-long term” in the condensed Consolidated Balance Sheets. In July 2019, it was agreed that the claim will be repayable in three installments of $4.3 million in the fourth quarter 2019, $5.0 million in the third quarter 2020 and $5.0 million in the first quarter 2021.

If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most charters and the cyclical nature of the industry or we may be forced to charter the vessel on the spot market at then market rates which may be less favorable than the charter that has been terminated. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. If we lose a vessel, any replacement or newbuilding would not generate revenues during its construction acquisition period, and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter.

Even if we successfully charter our vessels in the future, our charterers may go bankrupt or fail to perform their obligations under the charter agreements, they may delay payments or suspend payments altogether, they may terminate the charter agreements prior to the agreed-upon expiration date or they may attempt to renegotiate the terms of the charters. The permanent loss of a customer, time charter or vessel, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions in the event we are unable to replace such customer, time charter or vessel. For further details, please read “Risk Factors” in our 2018 Annual Report on Form 20-F.

Inflation

Inflation has had a minimal impact on vessel operating expenses, drydocking expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Recent Accounting Pronouncements

The Company’s recent accounting pronouncements are included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this report.

Critical Accounting Policies

Our financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Other than as described below, all significant accounting policies are as described in Note 2 to the Notes to the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on April 9, 2019.

Exhibit List

Exhibit No.	Exhibit

4.1	Term Loan Agreement, dated July 4, 2019, by and among Chilali Corp., Micaela Shipping Corporation, Pandora Marine Inc., Surf Maritime Co., and Credit Agricole Corporate and Investment Bank.

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except unit data)

	Notes	June 30, 2019 (unaudited)	December 31, 2018 (unaudited)
ASSETS
Current assets
Cash and cash equivalents	3	$33,884	$58,590
Restricted cash	3	1,336	2,865
Accounts receivable, net		10,425	14,436
Amounts due from related parties	12	17,936	28,562
Prepaid expenses and other current assets		7,698	1,895
Notes receivable	13	4,745	4,764

Total current assets		76,024	111,112

Vessels, net	4	1,009,973	1,043,250
Other long-term assets	11	6,621	5,632
Deferred dry dock and special survey costs, net		12,723	10,820
Investment in affiliates	14	66,481	66,296
Loans receivable from affiliates	12	31,840	27,657
Intangible assets	5	3,749	4,332
Amounts due from related parties	12	38,086	28,880
Notes receivable, net of current portion	13	9,673	11,629
Note receivable from affiliates	12	4,666	4,525

Total non-current assets		1,183,812	1,203,021

Total assets		$1,259,836	$1,314,133

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable		$4,077	$4,839
Accrued expenses		6,253	5,434
Deferred revenue	13	10,156	15,256
Current portion of financial liabilities, net	6	4,515	1,699
Current portion of long-term debt, net	6	7,165	25,105

Total current liabilities		32,166	52,333

Long-term financial liabilities, net	6	45,031	22,121
Long-term debt, net	6	428,352	458,560
Deferred revenue	13	3,880	4,366

Total non-current liabilities		477,263	485,047

Total liabilities		$509,429	$537,380

Commitments and contingencies	11	—	—
Partners’ capital:
Common Unitholders (10,983,785 and 11,270,283 units issued and outstanding at June 30, 2019 and December 31, 2018, respectively)	8	774,475	800,374
General Partner (230,524 and 230,006 units issued and outstanding at June 30, 2019 and December 31, 2018, respectively)	8	5,355	5,802
Notes receivable	12	(29,423)	(29,423)

Total partners’ capital		750,407	776,753

Total liabilities and partners’ capital		$1,259,836	$1,314,133

See unaudited condensed notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	Notes	Three Month Period Ended June 30, 2019 (unaudited)	Three Month Period Ended June 30, 2018 (unaudited)	Six Month Period Ended June 30, 2019 (unaudited)	Six Month Period Ended June 30, 2018 (unaudited)
Time charter and voyage revenues	9,12,13	$47,745	$58,196	$94,563	$111,248
Time charter and voyage expenses		(2,484)	(2,758)	(6,013)	(4,488)
Direct vessel expenses		(1,530)	(1,544)	(3,113)	(3,169)
Management fees (entirely through related parties transactions)	12	(16,496)	(17,381)	(33,106)	(34,072)
General and administrative expenses	12	(6,515)	(5,513)	(10,528)	(9,044)
Depreciation and amortization	4,5	(13,240)	(14,355)	(26,732)	(29,272)
Vessel impairment losses	4	—	(37,860)	(7,345)	(37,860)
Interest expense and finance cost, net		(12,246)	(10,794)	(23,760)	(20,647)
Interest income		1,791	985	3,534	1,947
Other income	16	374	146	591	720
Other expense	17	(4,090)	(269)	(4,322)	(2,072)
Equity in net earnings of affiliated companies	14	168	1,614	185	2,654

Net loss		$(6,523)	$(29,533)	$(16,046)	$(24,055)

Loss per unit (see note 15):

		Three Month Period Ended June 30, 2019 (unaudited)	Three Month Period Ended June 30, 2018 (unaudited)	Six Month Period Ended June 30, 2019 (unaudited)	Six Month Period Ended June 30, 2018 (unaudited)
Loss per unit:
Common unit (basic and diluted)		$(0.59)	$(2.64)	$(1.44)	$(2.21)

See unaudited condensed notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Notes	Six Month Period Ended June 30, 2019 (unaudited)	Six Month Period Ended June 30, 2018 (unaudited)
OPERATING ACTIVITIES:
Net loss		$(16,046)	$(24,055)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	4,5	26,732	29,272
Vessel impairment losses	4	7,345	37,860
Non cash accrued interest income and amortization of deferred revenue	13	(6,303)	(6,208)
Non cash accrued interest income from receivable from affiliates	12	(141)	(132)
Amortization and write-off of deferred financing cost and discount		4,633	3,631
Amortization of deferred dry dock and special survey costs		3,100	3,169
Equity in net earnings of affiliated companies	14	(185)	(2,654)
Equity compensation expense	8	1,013	1,235
Changes in operating assets and liabilities:
Net decrease in accounts receivable		4,011	3,071
Net increase in prepaid expenses and other current assets		(5,784)	(1,455)
Net decrease in accounts payable		(762)	(1)
Increase/ (decrease) in accrued expenses		613	(1,855)
Net increase in deferred revenue		329	795
Decrease/ (increase) in amounts due from related parties	12	1,237	(10,399)
Payments for dry dock and special survey costs		(5,366)	(1,020)

Net cash provided by operating activities		14,426	31,254
INVESTING ACTIVITIES:
Net cash proceeds from sale of vessels		5,978	—
Deposit for option to acquire vessel		(126)	(14)
Acquisition of/ additions to vessels		(5,832)	(36,271)
Investment in affiliates	14	—	(14,460)
Repayments of notes receivable	13	2,344	2,344
Loans receivable from affiliates	14	(4,000)	—

Net cash used in investing activities		(1,636)	(48,401)
FINANCING ACTIVITIES:
Cash distributions paid	15	(6,822)	(3,420)
Net proceeds from issuance of general partner units	8	8	714
Proceeds from issuance of common units, net of offering costs	8	—	33,532
Proceeds from long-term debt	6	70,765	14,300
Repayment of long-term debt and financial liabilities	6	(96,733)	(16,723)
Deferred financing fees		(1,744)	(210)
Acquisition of treasury stock	8	(4,499)	—

Net cash (used in)/ provided by financing activities		(39,025)	28,193

(Decrease) /increase in cash, cash equivalents and restricted cash		(26,235)	11,046
Cash, cash equivalents and restricted cash, beginning of period		61,455	29,933

Cash, cash equivalents and restricted cash, end of period		$35,220	$40,979

See unaudited condensed notes to the condensed consolidated financial statements

	Six Month Period Ended June 30, 2019 (unaudited)	Six Month Period Ended June 30, 2018 (unaudited)
Supplemental disclosures of cash flow information
Cash interest paid	$18,724	$16,850
Non cash financing activities
Equity compensation expense	$1,013	$1,235
Accrued deferred financing costs	$206	$47
Non cash investing activities
Accrued interest on loan receivable from affiliates	$183	$155
Accrued offering costs	$—	$159
Receivable from related parties (proceeds from issuance of general partner units)	$—	$64

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. Dollars except unit data)

	Limited Partners
	General Partner		Common Unitholders
	Units	Amount	Units	Amount	Note Receivable	Total Navios Partners’ Capital
Balance, December 31, 2018	230,006	$5,802	11,270,283	$800,374	$(29,423)	$776,753

Cash distribution paid ($0.30 per unit—see Note 15)	—	(69)	—	(3,389)	—	(3,458)
Acquisition of treasury stock (see Note 8)	—	—	(227,140)	(3,373)	—	(3,373)
Issuance of restricted common units (see Note 8)	518	8	25,396	33	—	41
Stock based compensation (see Note 8)	—	—	—	461	—	461
Net loss	—	(188)	—	(9,335)	—	(9,523)
Balance, March 31, 2019	230,524	$5,553	11,068,539	$784,771	$(29,423)	$760,901

Cash distribution paid ($0.30 per unit—see Note 15)	—	(69)	—	(3,295)	—	(3,364)
Acquisition of treasury stock (see Note 8)	—	—	(85,812)	(1,126)	—	(1,126)
Stock based compensation (see Note 8)	—	—	—	519	—	519
Issuance of capital surplus	—	—	1,058	—	—	—
Net loss	—	(129)	—	(6,394)	—	(6,523)
Balance, June 30, 2019	230,524	$5,355	10,983,785	$774,475	$(29,423)	$750,407

	Limited Partners
	General Partner		Common Unitholders
	Units	Amount	Units	Amount	Note Receivable	Total Navios Partners’ Capital
Balance, December 31, 2017	201,086	$5,464	9,853,181	$791,669	$(29,423)	$767,710

Proceeds from public offering and issuance of common units, net of offering costs (see Note 8)	—	—	1,228,133	33,374	—	33,374
Net proceeds from issuance of general partner units (see Note 8)	25,064	714	—	—	—	714
Issuance of restricted common units (see Note 8)	1,864	64	91,337	614	—	678
Net income	—	110	—	5,368	—	5,478
Balance, March 31, 2018	228,014	$6,352	11,172,651	$831,025	$(29,423)	$807,954

Cash distribution paid ($0.30 per unit—see Note 15)	—	(68)	—	(3,352)	—	(3,420)
Stock based compensation (see Note 8)	—	—	—	621	—	621
Net loss	—	(591)	—	(28,942)	—	(29,533)
Balance, June 30, 2018	228,014	$5,693	11,172,651	$799,352	$(29,423)	$775,622

See unaudited condensed notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 1 – DESCRIPTION OF BUSINESS

Navios Maritime Partners L.P. (“Navios Partners” or the “Company”), is an international owner and operator of dry cargo vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest in Navios Partners.

Navios Partners is engaged in the seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to longer-term charters. The operations of Navios Partners are managed by Navios Shipmanagement Inc., a subsidiary of Navios Holdings (the “Manager”), from its offices in Piraeus, Greece, Singapore and Monaco.

Pursuant to the initial public offering (“IPO”) on November 16, 2007, Navios Partners entered into the following agreements:

(a) a management agreement with the Manager (the “Management Agreement”), pursuant to which the Manager provides Navios Partners commercial and technical management services;

(b) an administrative services agreement with the Manager (the “Administrative Services Agreement”), pursuant to which the Manager provides Navios Partners administrative services; and

(c) an omnibus agreement with Navios Holdings (the “Omnibus Agreement”), governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.

As of June 30, 2019, there were outstanding: 10,983,785 common units and 230,524 general partnership units. As of June 30, 2019, Navios Holdings owned a 20.5% interest in Navios Partners, which included a 2.1% general partner interest.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Partners’ consolidated balance sheets, statement of partner’s capital, statements of operations and cash flows for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Partners’ Annual Report for the year ended December 31, 2018 filed on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”).

Reverse Stock Split:

On April 25, 2019, the unitholders of Navios Partners approved a 1-for-15 reverse stock split of all outstanding common and general partner units of the Company which was effected on May 21, 2019. The effect of the reverse stock split was to combine each 15 units of outstanding units into one new unit, and to reduce the number of common units outstanding from approximately 164.7 million units to approximately 11.0 million units. 1,058 common units were issued in connection with the reverse stock split. All issued and outstanding common and general partner units contained in the financial statements, in accordance with Staff Accounting Bulletin Topic 4C, have been retroactively adjusted to reflect the reverse split for all periods presented.

Principles of consolidation: The accompanying interim condensed consolidated financial statements include Navios Partners’ wholly owned subsidiaries incorporated under the laws of Marshall Islands, Malta, and Liberia from their dates of incorporation or, for chartered-in vessels, from the dates charter-in agreements were in effect. All significant inter-company balances and transactions have been eliminated in Navios Partners’ consolidated financial statements.

Navios Partners also consolidates entities that are determined to be variable interest entities (“VIE”) as defined in the accounting guidance, if it determines that it is the primary beneficiary. A VIE is defined as a legal entity where either (i) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, (ii) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (iii) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Based on internal forecasts and projections that take into account reasonably possible changes in our trading performance, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of these consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

Subsidiaries: Subsidiaries are those entities in which Navios Partners has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies of the entity.

The accompanying consolidated financial statements include the following entities:

		Country of incorporation	Statements of Operations
Company name	Vessel name		2019	2018
Libra Shipping Enterprises Corporation(5)	Navios Libra II	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Felicity Shipping Corporation(6)	Navios Felicity	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Gemini Shipping Corporation(1)	Navios Gemini S	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Galaxy Shipping Corporation(8)	Navios Galaxy I	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Palermo Shipping S.A.(2)	Navios Apollon	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Sagittarius Shipping Corporation	Navios Sagittarius	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 6/30	1/01 – 6/30
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Golem Navigation Limited	Navios Soleil	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Perigiali Navigation Limited	Navios Beaufiks	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Finian Navigation Co.	Navios Ace	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Ammos Shipping Corp.	Navios Prosperity I	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Wave Shipping Corp.	Navios Libertas	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Casual Shipholding Co.	Navios Sol	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Avery Shipping Company	Navios Symphony	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Coasters Ventures Ltd.	Navios Christine B	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Ianthe Maritime S.A.	Navios Aster	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Fairy Shipping Corporation(3)	YM Utmost	Marshall Is.	—	1/01 – 6/30
Limestone Shipping Corporation(3)	YM Unity	Marshall Is.	—	1/01 – 6/30
Dune Shipping Corp.(4)	MSC Cristina	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Citrine Shipping Corporation	—	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Cavalli Navigation Inc.	—	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Seymour Trading Limited	Navios Altair I	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Goldie Services Company	Navios Symmetry	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Andromeda Shiptrade Limited	Navios Apollon I	Marshall Is.	1/01 – 6/30	1/29 – 6/30
Esmeralda Shipping Corporation	Navios Sphera	Marshall Is.	1/01 – 6/30	—
Triangle Shipping Corporation	Navios Mars	Marshall Is.	1/01 – 6/30	—

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

		Country of incorporation	Statements of Operations
Company name	Vessel name		2019	2018
Chartered-in vessels
Cavos Navigation Co.(9)	Navios Libra	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Other
Prosperity Shipping Corporation	—	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Aldebaran Shipping Corporation	—	Marshall Is.	1/01 – 6/30	1/01 – 6/30
JTC Shipping and Trading Ltd.(7)	Holding Company	Malta	1/01 – 6/30	1/01 – 6/30
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Navios Maritime Operating LLC.	N/A	Marshall Is.	1/01 – 6/30	1/01 – 6/30
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 6/30	1/01 – 6/30
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 6/30	1/01 – 6/30

(1)	The vessel was sold on December 21, 2017.
(2)	The vessel was sold on April 21, 2017.
(3)	The vessels were sold on July 2, 2018 (see Note 4 – Vessels, net).
(4)	The vessel was sold on January 12, 2017.
(5)	The vessel was sold on December 14, 2018 (see Note 4 – Vessels, net).
(6)	The vessel was sold on December 4, 2018 (see Note 4 – Vessels, net).
(7)	Not a vessel-owning subsidiary and only holds right to charter-in contracts.
(8)	The vessel was sold on April 23, 2019 (see Note 4 – Vessels, net).
(9)	The vessel was delivered on July 24, 2019 (see Note 18 – Subsequent Events).

Revenue and Expense Recognition: On January 1, 2018, the Company adopted the provisions of ASC 606 “Revenue from Contracts with Customers”. The guidance provides a unified model to determine how revenue is recognized. In doing so, the Company makes judgments including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each performance obligation. Revenue is recognized when (or as) the Company transfers promised goods or services to its customers in amounts that reflect the consideration to which the company expects to be entitled to in exchange for those goods or services, which occurs when (or as) the Company satisfies its contractual obligations and transfers control of the promised goods or services to its customers. Revenues are recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company’s contract revenues from time chartering and pooling arrangements are governed by ASU 2016-02 (ASC 842) “Leases”. Upon adoption of ASC 606 and ASC 842, the timing and recognition of earnings from the pool arrangements and time charter contracts to which the Company is party did not change from previous practice. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non lease component will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. As a result of the adoption of these standards, there was no effect on the Company’s opening retained earnings, Balance Sheets and Statements of Operations.

The Company’s revenues earned under voyage contracts (revenues for the transportation of cargo) were previously recognized ratably over the estimated relative transit time of each voyage. A voyage was deemed to commence when a vessel was available for loading and was deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo.

Following the adoption of ASC 606, the Company recognizes revenue ratably from port of loading to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. Revenue from voyage contracts amounted to $3,808 and $3,814 for the six month periods ended June 30, 2019 and 2018, respectively.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average lease revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. Revenue from time chartering of vessels amounted to $88,979 and $104,672 for the six month periods ended June 30, 2019 and 2018, respectively.

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit sharing elements, these are accounted for on the actual cash settlement or when such revenue becomes determinable.

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating leases on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material. The Company recognizes net pool revenue on a monthly and quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report.

Revenue from vessels operating in pooling and profit sharing arrangements amounted to $1,776 and $2,762 for the six month periods ended June 30, 2019 and 2018, respectively.

Recent Accounting Pronouncements:

In October 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-17, Consolidation (Topic 810): “Targeted Improvements to Related Party Guidance for Variable Interest Entities” (“ASU 2018-17”). ASU 2018-17 provides that indirect interests held through related parties in common control arrangements should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. This is consistent with how indirect interests held through related parties under common control are considered for determining whether a reporting entity must consolidate a VIE. For public business entities the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its disclosures to the consolidated financial statements.

In August 2018, FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement”. This update modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, and earlier adoption is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its disclosures to the consolidated financial statements.

In June 2016, FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a more timely manner. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The standard is effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted for interim and annual periods beginning after December 15, 2018. In November 2018, FASB issued ASU 2018-19“Codification Improvements to topic 326, Financial Instruments-Credit Losses”. The amendments in this update clarify that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842. In April 2019, FASB issued ASU 2019-04 “Codification Improvements to topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”. In May 2019, FASB issued ASU 2019-05, “Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief”. The amendments in this update provide entities that have certain instruments within the scope of Subtopic 326-20, Financial Instruments-Credit Losses-Measured at Amortized Cost, with an option to irrevocably elect the fair value option in Subtopic 825-10, Financial Instruments-Overall, applied on an instrument-by-instrument basis for eligible instruments, upon adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. An entity that elects the fair value option should subsequently apply the guidance in Subtopics 820-10, Fair Value Measurement-Overall, and 825-10. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 3 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	June 30, 2019	December 31, 2018
Cash and cash equivalents	$33,884	$58,590
Restricted cash	1,336	2,865

Total cash and cash equivalents and restricted cash	$35,220	$61,455

Short-term deposits and highly liquid funds relate to amounts held in banks for general financing purposes and represent deposits with an original maturity of less than three months.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Partners also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Restricted cash, at each of June 30, 2019 and December 31, 2018, included $1,336 and $865, respectively, which related to amounts held in retention accounts in order to service debt and interest payments and minimum liquidity requirements, as required by certain of Navios Partners’ credit facilities. Also, as of December 31, 2018, restricted cash included $2,000 as cash collateral to the Term Loan B, due to the release of certain mortgaged vessels of the fleet.

NOTE 4 – VESSELS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2017	$1,420,078	$(321,063)	$1,099,015
Additions	115,902	(54,585)	61,317
Disposals	(76,264)	—	(76,264)
Vessel impairment losses	(99,485)	58,667	(40,818)

Balance December 31, 2018	$1,360,231	$(316,981)	$1,043,250
Additions	5,832	(26,149)	(20,317)
Disposals	(5,696)	81	(5,615)
Vessel impairment losses	(24,993)	17,648	(7,345)

Balance June 30, 2019	$1,335,374	$(325,401)	$1,009,973

2019

As of June 30, 2019, certain extraordinary fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation, amounted to $5,767 (see Note 12 — Transactions with related parties and affiliates).

Acquisition of Vessels

2018

On August 31, 2018, Navios Partners acquired from its affiliate, Navios Holdings, the Navios Sphera, a 2016-built Panamax vessel of 84,872 dwt and the Navios Mars, a 2016-built Capesize vessel of 181,259 dwt, for an acquisition cost $79,000, in total.

On June 7, 2018, Navios Partners acquired from an unrelated third party the Navios Altair I, a 2006-built Panamax vessel of 74,475 dwt, for an acquisition cost of $11,842.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On May 21, 2018, Navios Partners acquired from an unrelated third party the Navios Symmetry, a 2006-built Panamax vessel of 74,381 dwt, for an acquisition cost of $11,811.

On May 9, 2018, Navios Partners acquired from an unrelated third party the Navios Apollon I, a 2005-built Panamax vessel of 87,052 dwt, for an acquisition cost of $13,446.

Sale of Vessels

2019

On April 23, 2019, Navios Partners sold the Navios Galaxy I to an unrelated third party, for a net sale price of $5,978. The aggregate net carrying amount of the vessels, including the remaining carrying balance of dry dock and special survey cost of $363, amounted to $13,323 as at the date of sale. The loss on sale of the vessel was $28.

2018

On December 14, 2018, Navios Partners sold the Navios Libra II to an unrelated third party, for a net sale price of $4,559. The aggregate net carrying amount of the vessel, including the remaining carrying balance of dry dock and special survey cost of $657, amounted to $5,784 as at the date of sale.

On December 4, 2018, Navios Partners sold the Navios Felicity to an unrelated third party, for a net sale price of $4,705. The aggregate net carrying amount of the vessels, including the remaining carrying balance of dry dock and special survey cost of $818, amounted to $10,016 as at the date of sale. The loss on sale of the vessel was $53.

On July 2, 2018, Navios Partners sold the YM Unity and the YM Utmost to its affiliate, Navios Containers, for a total sale price of $67,000. The aggregate net carrying amount of the vessels, including the remaining carrying balance of dry dock and special survey costs of $2,104, amounted to $104,860 as at the date of sale.

Vessel impairment losses

On March 21, 2019, Navios Partners entered into a Memorandum of Agreement with an unrelated third party for the disposal of the Navios Galaxy I for a net sale price of $5,978. The vessel was subject to an existing time charter with an unrelated charterer and was not immediately available for sale and therefore, did not qualify as an asset held for sale as of March 31, 2019. As of March 31, 2019, the Company had a current expectation that the vessel would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group. An impairment loss of $7,345 has been recognized under the line item “Vessel impairment losses” in the condensed Consolidated Statements of Operations as of March 31, 2019. The vessel was sold on April 23, 2019.

On October 25, 2018, Navios Partners entered into a Memorandum of Agreement with an unrelated third party for the disposal of the Navios Libra II for a net sale price of $4,559. The Company had a current expectation that the vessel would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group. An impairment loss of $1,226 was recognized under the caption “Vessel impairment losses” in the Consolidated Statements of Operations as of December 31, 2018. The vessel was sold on December 14, 2018.

On October 2, 2018, Navios Partners entered into a Memorandum of Agreement with an unrelated third party for the disposal of the Navios Felicity for a net sale price of $4,705. The vessel was subject to an existing time charter with an unrelated charterer and was not immediately available for sale and therefore, did not qualify as an asset held for sale as of September 30, 2018. As of September 30, 2018, the Company had a current expectation that the vessel would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group. An impairment loss of $5,258 has been recognized under the caption “Vessel impairment losses” in the condensed Consolidated Statements of Operations as of September 30, 2018. The vessel was sold on December 4, 2018.

On April 27, 2018, Navios Partners agreed to sell the YM Unity and the YM Utmost to its affiliate, Navios Containers, for a total sale price of $67,000. As of June 30, 2018, the vessels had been classified as held for sale as the relevant criteria for the classification were met and, therefore, they were presented in the condensed Consolidated Balance Sheets at their fair value totaling $67,000. An impairment loss of $37,860 for the vessels held for sale was presented under the caption “Vessel impairment losses” in the condensed Consolidated Statements of Operations as of June 30, 2018. The vessels were sold on July 2, 2018, and proceeds from the sale were used to partially repay an amount of $20,200 of the DVB Credit Facility (see Note 6 — Borrowings).

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 5 – INTANGIBLE ASSETS

Intangible assets as of June 30, 2019 and December 31, 2018 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Favorable lease terms December 31, 2017	$83,716	$(75,636)	$8,080
Additions	—	(3,748)	(3,748)

Favorable lease terms December 31, 2018	$83,716	$(79,384)	$4,332
Additions	—	(583)	(583)

Favorable lease terms June 30, 2019	$83,716	$(79,967)	$3,749

Amortization expense of favorable lease terms for each of the periods ended June 30, 2019 and 2018 is presented in the following table:

	Three Month Period Ended		Six Month Period Ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Favorable lease terms	$(291)	$(1,016)	$(583)	$(2,032)

Total	$(291)	$(1,016)	$(583)	$(2,032)

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The aggregate amortization of the intangibles for the 12-month periods ended June 30 is estimated to be as follows:

Year	Amount
2020	1,166
2021	1,166
2022	1,166
2023 and thereafter	251

Total	$3,749

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average useful lives are 11.8 years for the remaining favorable lease terms, at inception.

NOTE 6 – BORROWINGS

Borrowings as of June 30, 2019 and December 31, 2018 consisted of the following:

	June 30, 2019	December 31, 2018
Term Loan B facility	$339,327	$418,538
Credit facilities	102,759	75,671

Total debt	$442,086	$494,209
Financial liabilities	50,997	24,842

Total borrowings	$493,083	$519,051
Less: Long-term unamortized discount	(3,786)	(6,629)
Less: Current portion of long-term borrowings, net	(11,680)	(26,804)
Less: Deferred finance costs, net	(4,234)	(4,937)

Long-term borrowings, net	$473,383	$480,681

As of June 30, 2019, the total borrowings, net of deferred finance fees and discount under the Navios Partners’ credit facilities were $485,063.

Term Loan B Facility: In June 2013, Navios Partners completed the issuance of the $250,000 Term Loan B Facility. On October 31, 2013 and November 1, 2013, Navios Partners completed the issuance of an $189,500 add-on to its existing Term Loan B Facility.

On March 14, 2017, Navios Partners completed the issuance of a new $405,000 Term Loan B Facility. The new Term Loan B Facility bears an interest rate of LIBOR plus 500 bps, it is set to mature on September 14, 2020 and is repayable in equal quarterly installments of 1.25% of the initial principal amount. Navios Partners used the net proceeds of the Term Loan B Facility to: (i) refinance the existing Term Loan B Facility; and (ii) pay fees and expenses related to the Term Loan B Facility. Following the refinancing of the Term Loan B Facility, an amount of $1,880 and $1,275, was written-off from the deferred finance fees and discount, respectively. On August 10, 2017, Navios Partners completed the issuance of a $53,000 add-on to its existing Term Loan B Facility. The add-on to the Term Loan B Facility bore the same terms as the Term Loan B Facility. Navios Partners used the net proceeds to partially finance the acquisition of three vessels.

The Term Loan B Facility is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral, and guaranteed by each subsidiary of Navios Partners.

The Term Loan B Facility requires maintenance of a loan to value ratio of 0.8 to 1.0, and other restrictive covenants customary for facilities of this type (subject to negotiated exceptions and baskets), including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Facility also provides for customary events of default, prepayment and cure provisions.

During the year ended December 31, 2018, four drybulk vessels were released from security of the Term Loan B Facility and in exchange, five drybulk vessels and $2,000 in cash substituted the released vessels, as collateral to the Term Loan B Facility. In April and May 2019, Navios Partners prepaid $73,478 and released five vessels from the collateral package of the Term Loan B Facility. Following these prepayments, an amount of $482 and $1,002 was written-off from the deferred finance fees and discount, respectively. As of June 30, 2019, the outstanding balance of the Term Loan B Facility was $335,541, net of discount of $3,786. Following these prepayments, there are no installments due and the outstanding balance of $339,327 is fully repayable on the final maturity date. The final maturity date is September 14, 2020 (see Note 18 — Subsequent Events).

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

BNP Credit Facility: On June 26, 2017, Navios Partners entered into a new credit facility with BNP PARIBAS (the “BNP Credit Facility”) of up to $32,000 (divided into two tranches) in order to partially finance the acquisition of the Navios Ace and the Navios Sol. On June 28, 2017, the first tranche of BNP Credit Facility of $17,000 was drawn. On July 18, 2017, the second tranche of BNP Credit Facility of $15,000 was drawn. On December 13, 2018, Navios Partners repaid the outstanding balance of the first tranche in the amount of $15,070. Following this repayment, an amount of $117 was written-off from the deferred finance fees. On April 9, 2019, Navios Partners amended the existing BNP Credit Facility, in order to refinance two vessels and replace the existing collateral under the BNP Credit Facility. As of June 30, 2019, the outstanding balance of the BNP Credit Facility was $11,929 and is repayable in nine equal consecutive quarterly installments of $569 each, with a final balloon payment of $6,808 to be repaid on the last repayment date. The facility matures in the third quarter of 2021 and bears interest at LIBOR plus 300 bps per annum.

DVB Credit Facilities: On June 28, 2017, Navios Partners entered into a new credit facility with DVB Bank S.E. (the “DVB Credit Facility”) of up to $39,000 (divided into four tranches) in order to refinance the Commerzbank/DVB Credit Facility dated July 2012 and an additional amount of $7,000 to partially finance the acquisition of the Navios Prosperity I. The amounts of $7,000 and $32,000 were drawn on June 30, 2017 and November 3, 2017, respectively. On July 2, 2018, Navios Partners repaid the outstanding balance of the three tranches in the amount of $20,200. Following this repayment, an amount of $209 was written-off from the deferred finance fees. On April 15, 2019, Navios Partners fully repaid the outstanding balance of $12,250. Following this repayment, an amount of $94 was written-off from the deferred finance fees.

On July 31, 2018, Navios Partners entered into a new credit facility with DVB Bank S.E. (the “DVB $44m Credit Facility”) of up to $44,000 (divided into two tranches) in order to finance the acquisition of the Navios Sphera and the Navios Mars. The amounts of $17,500 and $26,500 were drawn on August 30, 2018. As of June 30, 2019, the outstanding balance of the DVB $44m Credit Facility was $41,607 and is repayable in 17 equal consecutive quarterly installments of $798 each, with a final balloon payment of $28,050 to be repaid on the last repayment date. The facility matures in the third quarter of 2023 and bears interest at LIBOR plus 290 bps per annum.

On February 12, 2019, Navios Partners entered into a new credit facility with DVB Bank S.E. (the “February 2019 Credit Facility”) of up to $66,000 (divided into four tranches) in order to refinance the DVB Credit Facility dated June 28, 2017 and three Capesize vessels previously included in the Term Loan B collateral package. On April 15, 2019, Navios Partners drew the two tranches of $15,675 each. As of June 30, 2019, the outstanding balance of the DVB Credit Facility was $31,350 and is repayable in eight quarterly installments of $1,112 each and 12 quarterly installments of $922 each, with a final balloon payment of $11,400 each, to be repaid on the last repayment date. The facility matures in the first quarter of 2024 and bears interest at LIBOR plus 260 bps per annum.

Nordea/Skandinaviska Enskilda/NIBC Credit Facility: On March 26, 2018, Navios Partners entered into a new credit facility with Nordea Bank AB, Skandinaviska Enskilda BanKen AB and NIBC Bank N.V. (the “March 2018 Credit Facility”) of up to $14,300 (divided into two tranches) in order to partially finance the acquisition of the Navios Symmetry and the Navios Altair I. On May 18, 2018, the first tranche of the March 2018 Credit Facility of $7,150 was drawn. On June 1, 2018 the second tranche of the March 2018 Credit Facility of $7,150 was drawn. On December 13, 2018, Navios Partners repaid the outstanding balance of the second tranche in the amount of $6,554. Following this repayment, an amount of $95 was written-off from the deferred finance fees. As of June 30, 2019, the outstanding balance of the March 2018 Credit Facility was $5,958 and is repayable in 16 equal consecutive quarterly installments of $298 each, with a final balloon payment of $1,190 to be repaid on the last repayment date. The facility matures in the second quarter of 2023 and bears interest at LIBOR plus 300 bps per annum.

NIBC Credit Facility: On December 28, 2018, Navios Partners entered into a new credit facility with NIBC Bank N.V. (the “December 2018 Credit Facility”) of up to $28,500 (divided into three tranches) in order to refinance three Ultra-Handymax vessels, previously included in the Term Loan B collateral package. On May 8, 2019, the first tranche of the December 2018 Credit Facility of approximately $11,915 was drawn. As of June 30, 2019, the outstanding balance of the December 2018 Credit Facility was $11,915 and is repayable in 18 equal consecutive quarterly installments of $253 each, with a final balloon payment of $7,358 to be repaid on the last repayment date. The facility matures in the fourth quarter of 2023 and bears interest at LIBOR plus 275 bps over annum.

DNB Credit Facility: On April 5, 2019, Navios Partners entered into a new credit facility with DNB Bank ASA (the “April 2019 Credit Facility”) of up to $40,000 (divided into two tranches) in order to refinance two Capesize vessels, previously included in the Term Loan B collateral package. The credit facility has a term of approximately five years and bears interest at LIBOR plus 275 bps per annum. As of June 30, 2019, no amount had been drawn under this facility.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Amounts drawn under the credit facilities are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by the respective vessel-owning subsidiaries. The credit facilities contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Navios Holdings’ (or its affiliates) ownership in Navios Partners of at least 15.0%; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

The credit facilities require compliance with a number of financial covenants, including: (i) maintain a required security amount ranging over 120% to 135%; (ii) minimum free consolidated liquidity in an amount equal to at least $500 to $650 per owned vessel; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in our credit facilities) ranging of less than 0.75; and (v) maintain a minimum net worth to $135,000.

It is an event of default under the credit facilities if such covenants are not complied with in accordance with the terms and subject to the prepayments or cure provisions of the facilities.

As of June 30, 2019, Navios Partners was in compliance with the financial covenants and/or the prepayment and/or the cure provisions as applicable in each of its credit facilities.

Financial Liabilities: In December 2018, the Company entered into two sale and leaseback agreements of $25,000 in total, with unrelated third parties for the Navios Fantastiks and the Navios Beaufiks. Navios Partners has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreements as a financial liability. Navios Partners is obligated to make 69 and 60 consecutive monthly payments of approximately $161 and $155 each, commencing as of December 2018. As of June 30, 2019, the outstanding balance under the sale and leaseback agreements of the Navios Fantastiks and Navios Beaufiks was $23,896 in total. The agreements mature in the third quarter of 2024 and fourth quarter of 2023, respectively, with a purchase obligation of $6,300 per vessel on the last repayment date.

On April 5, 2019, the Company entered into a new sale and leaseback agreement of $20,000, with unrelated third parties for the Navios Sol, a 2009-built Capesize vessel of 180,274 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. Navios Partners is obligated to make 120 consecutive monthly payments of approximately $190 each, commencing as of April 2019. On April 11, 2019, the amount of $20,000 was drawn. As of June 30, 2019, the outstanding balance under the sale and leaseback agreement of the Navios Sol was $19,738 in total. The agreement matures in the second quarter of 2029, with a purchase obligation of $6,300 on the last repayment date.

On June 7, 2019, the Company entered into a new sale and leaseback agreement of $7,500, with unrelated third parties for the Navios Sagittarius, a 2006-built Panamax vessel of 75,756 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. Navios Partners is obligated to make 36 consecutive monthly payments of approximately $178 each, commencing as of June 2019. On June 28, 2019, the amount of $7,500 was drawn. As of June 30, 2019, the outstanding balance under the sale and leaseback agreement of the Navios Sagittarius was $7,363 in total. The agreement matures in the second quarter of 2022, with a purchase obligation of $2,000 on the last repayment date.

The Financial Liabilities have no financial covenants.

The maturity table below reflects the gross principal payments due under its credit facilities for the 12-month periods ended June 30:

Year	Amount
2020	$16,977
2021	356,638
2022	23,836
2023	14,060
2024 and thereafter	81,572

Total	$493,083

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 7 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value amounts of many of Navios Partners’ financial instruments, including cash and cash equivalents, restricted cash, accounts receivable and accounts payable and amounts due to related parties approximate their fair value due primarily to the short-term maturity of the related instruments.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the condensed Consolidated Balance Sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Restricted Cash: The carrying amounts reported in the condensed Consolidated Balance Sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Amounts due from related parties, short-term: The carrying amount of due from related parties, short-term reported in the balance sheet approximates its fair value due to the short-term nature of these receivables.

Loans receivable from affiliates: The carrying amount of the fixed rate loan approximates its fair value.

Amounts due from related parties, long-term: The carrying amount of due from related parties long-term reported in the balance sheet approximates its fair value due to the long-term nature of these receivables.

Notes receivable, net of current portion: The carrying amount of the fixed rate notes receivable approximate its fair value.

Note receivable from affiliates: The carrying amount of the long-term receivable from affiliates approximates its fair value.

Term Loan B Facility: The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, as well as taking into account our creditworthiness. The book value has been adjusted to reflect the net presentation of deferred finance fees.

Other long-term borrowings, net: The book value has been adjusted to reflect the net presentation of deferred finance fees. The outstanding balance of the floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance fees.

The estimated fair values of the Navios Partners’ financial instruments are as follows:

	June 30, 2019		December 31, 2018
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$33,884	$33,884	$58,590	$58,590
Restricted cash	$1,336	$1,336	$2,865	$2,865
Amounts due from related parties, short-term	$17,936	$17,936	$28,562	$28,562
Loans receivable from affiliates	$31,840	$31,840	$27,657	$27,657
Amounts due from related parties, long-term	$38,086	$38,086	$28,880	$28,880
Notes receivable, net of current portion	$9,673	$9,673	$11,629	$11,629
Note receivable from affiliates	$4,666	$4,666	$4,525	$4,525
Term Loan B Facility, net	$(333,718)	$(338,902)	$(408,662)	$(414,352)
Other long-term borrowings, net	$(151,345)	$(153,756)	$(98,823)	$(100,513)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of June 30, 2019 and December 31, 2018.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	Fair Value Measurements at June 30, 2019
	Total	Level I	Level II	Level III
Cash and cash equivalents	$33,884	$33,884	—	—
Restricted cash	$1,336	$1,336	—	—
Amounts due from related parties, short-term	$17,936	—	$17,936	—
Loans receivable from affiliates	$31,840	—	$31,840	—
Amounts due from related parties, long-term	$38,086	—	$38,086	—
Notes receivable, net of current portion(2)	$9,673	—	$9,673	—
Note receivable from affiliates	$4,666	—	$4,666	—
Term Loan B facility, net(1)	$(338,902)	—	$(338,902)	—
Other long-term borrowings, net (1)	$(153,756)	—	$(153,756)	—

	Fair Value Measurements at December 31, 2018
	Total	Level I	Level II	Level III
Cash and cash equivalents	$58,590	$58,590	—	—
Restricted cash	$2,865	$2,865	—	—
Amounts due from related parties, short-term	$28,562	—	$28,562	—
Loans receivable from affiliates	$27,657	—	$27,657	—
Amounts due from related parties, long-term	$28,880	—	$28,880	—
Notes receivable, net of current portion(2)	$11,629	—	$11,629	—
Note receivable from affiliates	$4,525	—	$4,525	—
Term Loan B facility, net(1)	$(414,352)	—	$(414,352)	—
Other long-term borrowings, net(1)	$(100,513)	—	$(100,513)	—

The estimated fair value of our financial instruments that are measured at fair value on a non-recurring basis, categorized based upon the fair value hierarchy, are as follows:

	Fair Value Measurements at June 30, 2019
	Total	Level I	Level II	Level III
Vessels, net (for Navios Galaxy I)	$5,978	—	$5,978	—

	Fair Value Measurements at December 31, 2018
	Total	Level I	Level II	Level III
Vessels, net (for Navios Felicity)	$4,705	—	$4,705	—
Vessels, net (for Navios Libra II)	$4,559	—	$4,559	—

(1)

The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account our creditworthiness.

(2)	The fair value is estimated based on currently available information on the Company’s counterparty with similar contract terms, interest rate and remaining maturities.

NOTE 8 – ISSUANCE OF UNITS

On April 25, 2019, Navios Partners announced that its Board of Directors has approved 1-for-15 reverse stock split of its issued and outstanding shares of common units and general partners units. The reverse stock split was effective on May 21, 2019 and the common units commenced trading on such date on a split adjusted basis.

In February 2019, Navios Partners authorized the granting of 25,396 restricted common units, which were issued on February 1, 2019, to its directors and officers, which are based solely on service conditions and vest over four years. The fair value of restricted common units was determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. Navios Partners also issued 518 general partnership units to its general partner for net proceeds of $8. The effect of compensation expense arising from the restricted common units described above amounted to $52 and $85 for the three and six month period ended June 30, 2019 and was presented under the caption “General and administrative expenses” in the condensed Consolidated Statements of Operations.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In January 2019, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $50,000 of the Company’s common units over a two year period. The program does not require any minimum repurchase or any specific number of common units and may be suspended or reinstated at any time in Navios Partners’ discretion and without notice. The Board of Directors will review the program periodically. Repurchases are subject to restrictions under Navios Partners’ credit facilities. As of June 30, 2019, Navios Partners had repurchased and cancelled 312,952 common units on a split adjusted basis, for a total cost of approximately $4,499.

In December 2018, Navios Partners authorized the granting of 97,633 restricted common units, which were issued on December 24, 2018, to its directors and officers, which are based solely on service conditions and vest over four years. Navios Partners also issued 1,933 general partnership units to its general partner for net proceeds of $27. The effect of compensation expense arising from the restricted common units described above amounted to $170 and $337 for the three and six month period ended June 30, 2019 and was presented under the caption “General and administrative expenses” in the condensed Consolidated Statements of Operations.

The effect of compensation expense arising from the restricted common units granted in December 2017 and 2016, amounted to $297 and $591 for the three and six month period ended June 30, 2019 and was presented under the caption “General and administrative expenses” in the condensed Consolidated Statements of Operations.

There were no restricted common units exercised, forfeited or expired during the three month period ended June 30, 2019.

Restricted common units outstanding and not vested were 247,718 shares on a split adjusted basis as of June 30, 2019.

As of June 30, 2019, the estimated compensation cost relating to service conditions of non-vested restricted common units granted in 2016, 2017, 2018 and 2019 not yet recognized was $2,461.

On February 21, 2018, Navios Partners completed a public offering of 1,228,133 on a split adjusted basis common units at $28.5 per unit and raised gross proceeds of approximately $35,002. The net proceeds of this offering, including the underwriting discount and the offering costs of $1,629 in total, were approximately $33,374. Pursuant to this offering, Navios Partners issued 25,064 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $714.

Navios Holdings currently owns an approximately 20.5% interest in Navios Partners, which includes the approximately 2.1% interest through Navios Partners’ general partner, which Navios Holdings owns and controls.

NOTE 9 – SEGMENT INFORMATION

Navios Partners reports financial information and evaluates its operations by charter revenues. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter or by sector. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for Navios Partners’ reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Drybulk and containerships operate worldwide. Revenues from specific geographic region, which contribute over 10% of total revenue, are disclosed separately.

Revenue by Geographic Region

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

	Three Month Period ended June 30, 2019	Three Month Period ended June 30, 2018	Six Month Period ended June 30, 2019	Six Month Period ended June 30, 2018
Asia	$27,266	$33,574	$53,917	$63,945
Europe	20,334	17,770	38,245	33,290
North America	145	5,200	1,124	11,025
Australia	—	1,652	1,277	2,988

Total	$47,745	$58,196	$94,563	$111,248

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 10 – INCOME TAXES

Marshall Islands, Malta and Liberia do not impose a tax on international shipping income. Under the laws of Marshall Islands, Malta and Liberia, the countries of the vessel-owning subsidiaries’ incorporation and vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying condensed Consolidated Statements of Operations.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state, which are calculated on the basis of the relevant vessel’s tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

Pursuant to Section 883 of the Internal Revenue Code of the United States, U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the vessel-owning subsidiaries satisfy these initial criteria.

In addition, these companies must meet an ownership test. The management of Navios Partners believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, management also believes that the ownership test will be satisfied based on the trading volume and ownership of Navios Partners’ units, but no assurance can be given that this will remain so in the future.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Navios Partners is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where Navios Partners believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. Management believes the ultimate disposition of these matters will be immaterial individually and in the aggregate to Navios Partners’ financial position, results of operations or liquidity.

In November 2017, Navios Partners agreed to charter-in, under a ten-year bareboat contract, from an unrelated third party, a newbuilding Panamax vessel of approximately 82,011 dwt, delivered on July 24, 2019. Navios Partners has agreed to pay in total $5,540, representing a deposit for the option to acquire the vessel after the end of the fourth year, of which the first half amounted to $2,770 was paid during the year ended December 31, 2017 and the second half amounted to $2,770 was paid during the year ended December 31, 2018, both presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

The future minimum commitments for the 12-month periods ended June 30, of Navios Partners under its charter-in contracts, net of commissions, are as follows:

Amount
2020	$2,041
2021	2,172
2022	2,172
2023	2,086
2024	2,086
2025 and thereafter	10,260

Total	$20,817

NOTE 12 – TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

Management fees: Pursuant to the amended Management Agreement, in each of October 2013, August 2014, February 2015 and February 2016, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4.10 daily rate per Ultra-Handymax vessel; (b) $4.20 daily rate per Panamax vessel; (c) $5.25 daily rate per Capesize vessel; (d) $6.70 daily rate per Containership of TEU 6,800; (e) $7.40 daily rate per Containership of more than TEU 8,000; and (f) $8.75 daily rate per very large Containership of more than TEU 13,000 through December 31, 2017. On November 14, 2017, Navios Partners agreed to extend the duration of its existing Management Agreement with the Manager until December 31, 2022 and to fix the rate for shipmanagement services of its owned fleet through December 31, 2019, effective from January 1, 2018. The new management fees, excluding drydocking expenses which are reimbursed at cost by

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Navios Partners, are: (a) $4.23 daily rate per Ultra-Handymax vessel; (b) $4.33 daily rate per Panamax vessel; (c) $5.25 daily rate per Capesize vessel; (d) $6.70 daily rate per Containership of TEU 6,800; (e) $7.40 daily rate per Containership of more than TEU 8,000 and (f) $8.75 daily rate per very large Containership of more than TEU 13,000. These fixed daily fees cover our vessels’ operating expenses, other than certain extraordinary fees and costs. For the six month periods ended June 30, 2019 and 2018 certain extraordinary fees and costs related to regulatory requirements, under Company’s management agreement amounted to $5,767 and $0, respectively, and are presented under “Acquisition of/additions to vessels” in the condensed Consolidated Statements of Cash Flows. Drydocking expenses under this agreement are reimbursed by Navios Partners at cost at occurrence.

Total management fees for each of the three and six month periods ended June 30, 2019 amounted to $16,496 and $33,106, respectively. Total management fees for the three and six month periods ended June 30, 2018 amounted to $17,381 and $34,072, respectively.

General and administrative expenses: Pursuant to the Administrative Services Agreement, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager, until December 31, 2022.

Total general and administrative expenses charged by Navios Holdings for each of the three and six month periods ended June 30, 2019 amounted to $2,537 and $5,127, respectively. Total general and administrative expenses charged by Navios Holdings for the three and six month periods ended June 30, 2018 amounted to $2,330 and $4,580, respectively.

Balance due from related parties (excluding Navios Europe I and Navios Europe II): Balance due from related parties as of June 30, 2019 and December 31, 2018 amounted to $48,036 and $52,252, respectively, of which for the six month period ended June 30, 2019, the current receivable was $9,950 and the long-term receivable was $38,086. The balance mainly consisted of management fees, drydocking, and extraordinary fees and costs related to regulatory requirements, including ballast water treatment system, prepaid to Navios Holdings in accordance with the Management service agreement and the Navios Holdings Guarantee. Net of the $3,638 change in estimate of the guarantee claim receivable recorded during the three month period ended June 30, 2019, the claim from the Navios Holdings Guarantee amounted to $14,362 as of June 30, 2019.

Balance due from Navios Europe I: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe I revolving loans of up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”). In December 2018, the amount of funds available under the Navios Revolving Loans I was increased by $30,000 (see Note 14 — Investment in Affiliates). The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return at 12.7% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter.

As of June 30, 2019, Navios Partners’ portion of the outstanding amount relating to the portion of the investment in Navios Europe I (5.0% of the $10,000) was $500, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans I capital was $15,205 (December 31, 2018: $11,205), under the caption “Loans receivable from affiliates”. The accrued interest income earned under the Navios Revolving Loans I was $1,700 (December 31, 2018: $731) under the caption “Balance due from related parties” and the accrued interest income earned under the Navios Term Loans I was $508 (December 31, 2018: $447) under the caption “Loans receivable from affiliates”. As of June 30, 2019, the amount undrawn under the Navios Revolving Loans I was $2,000, of which Navios Partners may be required to fund an amount up to $2,000.

Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans of up to $43,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the amount of funds available under the Navios Revolving Loans II was increased by $14,000 (see Note 14 — Investment in Affiliates). The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return at 18% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter.

As of June 30, 2019, Navios Partners’ portion of the outstanding amount relating to the portion of the investment in Navios Europe II (5.0% of the $14,000) was $700, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans II capital was $15,397 (December 31, 2018: $15,397), under the caption “Loans receivable from affiliates”. The accrued interest income earned under the Navios Revolving Loans II was $6,286 (December 31, 2018: $4,459) under the caption “Balance due from related parties” and the accrued interest income earned under the Navios Term Loans II was $730 (December 31, 2018: $608) under the caption “Loans receivable from affiliates”. As of June 30, 2019, the amount undrawn under the Navios Revolving Loans II was $4,503, of which Navios Partners may be required to fund an amount up to $4,503.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Note receivable from affiliates: On March 17, 2017, Navios Holdings transferred to Navios Partners its rights to the fixed 12.7% interest on the Navios Europe I’s Navios Term Loans I and Navios Revolving Loans I (including the respective accrued receivable interest) in the amount of $33,473, which included a cash consideration of $4,050 and 871,795 newly issued common units of Navios Partners, on a split adjusted basis. At the date of this transaction, the Company recognized a receivable at the fair value of its newly issued common units totaling $29,423 based on the closing price of $33.75 per unit as of March 16, 2017 given as consideration. The receivable relating to the consideration settled with the issuance of 871,795 Navios Partners’ common units in the amount of $29,423 has been classified contra equity within the condensed Consolidated Statements of Changes in Partners’ Capital as “Note receivable”. The receivable from Navios Holdings is payable on maturity in December 2023 and Navios Partners will receive approximately $50,937. Interest will accrue through maturity and will be recognized within “Interest income” for the receivable relating to the cash consideration of $4,050. As of June 30, 2019, the long-term note receivable from Navios Holdings amounted to $4,666 (including the non-cash interest income of $616), presented under the caption “Note receivable from affiliates”. Navios Partners may require Navios Holdings, under certain conditions, to repurchase the loans after the third anniversary of the date of the transaction based on the then outstanding balance of the loans.

Others: Navios Partners has entered into an omnibus agreement with Navios Holdings (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Partners entered into an omnibus agreement with Navios Acquisition and Navios Holdings (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for containerships and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

In connection with the Navios Midstream initial public offering and effective November 18, 2014, Navios Partners entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Holdings pursuant to which Navios Acquisition, Navios Holdings and Navios Partners have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years and also providing rights of first offer on certain tanker vessels.

In connection with the Navios Containers private placement and listing on the N-OTC market effective June 8, 2017, Navios Partners entered into an omnibus agreement with Navios Containers, Navios Holdings, Navios Acquisition and Navios Midstream, pursuant to which Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream have granted to Navios Containers a right of first refusal over any containerships to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream to compete with Navios Containers under specified circumstances.

On November 15, 2012 (as amended and supplemented in March 2014 and December 2017), Navios Holdings and Navios Partners entered into an agreement (the “Navios Holdings Guarantee”) by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20,000. Net of the $3,638 change in estimate of the guarantee claim receivable recorded during the three month period ended June 30, 2019, the claim amounted to $14,362 for the six month period ended June 30, 2019, presented under the captions “Amounts due from related parties-short term” and “Amounts due from related parties-long term” in the condensed Consolidated Balance Sheets. In July 2019, it was agreed that the claim will be repayable in three installments of $4,362 in the fourth quarter 2019, $5,000 in the third quarter 2020 and $5,000 in the first quarter 2021.

As of June 30, 2019, Navios Holdings held an 18.4% common unit interest in Navios Partners, represented by 2,070,215 common units and it also held a general partner interest of 2.1%.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 13 – NOTES RECEIVABLE

On July 15, 2016, the Company entered into a charter restructuring agreement for the reduction of the hire rate for five Containerships chartered out to Hyundai Merchant Marine Co. (“HMM”) which resulted in a decrease in cash charter hire to be received of approximately $38,461. More specifically, the reduction of the hire rate will be applied as follows:

•	With effect from (and including) July 18, 2016 until (and including) December 31, 2019, hire rate shall be reduced to $24,400 per day pro rata.

•	With effect from (and including) January 1, 2020, hire rate shall be restored to the rate of $30,500 per day pro rata until redelivery.

In exchange for the reduction of the hire rate, the Company received (i) $7,692 on principal amount of senior, unsecured notes, amortizing subject to available cash flows, accruing interest at 3% per annum payable on maturity in July 2024 and (ii) 3,657 freely tradable securities of HMM (publicly traded at the Stock Market Division of the Korean Exchange).

On July 18, 2016, the Company recognized the fair value of the HMM securities totaling $40,277 and also recognized the fair value of the senior unsecured notes totaling $6,074. The total fair value of the non-cash compensation received was recognized as deferred revenue, which will be amortized over the remaining duration of the each time charter. The Company recognized non-cash interest income and discount unwinding totaling to $246 and $207, respectively, for these instruments under the caption “Interest income” in the condensed Consolidated Statements of Operations for each of the six month periods ended June 30, 2019 and 2018, respectively. As of June 30, 2019 and December 31, 2018, the outstanding balance of the notes receivable, including accrued interest and discount unwinding, amounted to $7,329 and $6,942, respectively.

For the six month periods ended June 30, 2019 and 2018, the Company recorded an amount of $6,058 and $6,001, respectively, of deferred revenue amortization in the condensed Consolidated Statements of Operations under the caption “Time charter and voyage revenues”.

As of June 30, 2019, the outstanding balances of the current and non-current portion of deferred revenue in relation to HMM amounted to $6,672 and $3,880, respectively. As of December 31, 2018, the outstanding balances of the current and non-current portion of deferred revenue in relation to HMM amounted to $12,101 and $4,366, respectively.

During August 2016, the Company sold all the shares for net proceeds on sale of $20,842 resulting in a loss on sale of $19,435, which was presented under the caption “Loss on sale of securities” in the Consolidated Statements of Operations for the year ended December 31, 2016 and the proceeds were classified as investing activities in the Consolidated Statements of Cash Flows for the year ended December 31, 2016.

On January 12, 2017, the Company sold the vessel the MSC Cristina (see Note 4 — Vessels, net) for a gross sale price of $126,000 and received a cash payment of $107,250 and a note receivable of $18,750 accruing interest at 6% per annum payable in 16 quarterly instalments. As of June 30, 2019, the outstanding balances of the current and non-current note receivable amounted to $4,687 and $2,344, respectively. For each of the six month periods ended June 30, 2019 and 2018, the Company recorded interest income of $245 and $388, respectively, including accrued interest income of $57 and $94, respectively, under the caption “Interest income” in the condensed Consolidated Statements of Operations.

NOTE 14 – INVESTMENT IN AFFILIATES

Navios Europe I: On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe I and have economic interests of 47.5%, 47.5% and 5.0%, respectively and effective from November 2014, voting interests of 50%, 50% and 0%, respectively. On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of: (i) cash which was funded with the proceeds of senior loan facilities (the “Senior Loans I”) and loans aggregating $10,000 from Navios Holdings, Navios Acquisition and Navios Partners in each case, in proportion to their economic interests in Navios Europe I (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe I revolving loans of up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”). In December 2018, the availability under the Revolving Loans I was increased by $30,000.

On an ongoing basis, Navios Europe I is required to distribute cash flows (after payment of operating expenses and amounts due pursuant to the terms of the Senior Loans I and repayments of the Navios Revolving Loans I) according to a defined waterfall calculation. Navios Partners evaluated its investment in Navios Europe I under ASC 810 and concluded that Navios Europe I is a variable interest entity (“VIE”) and that they are not the party most closely associated with Navios Europe I and, accordingly, is not the primary beneficiary of Navios Europe I. Navios Partners further evaluated its investment in the common stock of Navios Europe I under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe I and, therefore, its investment in Navios Europe I is accounted for under the equity method.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

As of June 30, 2019 and December 31, 2018, the estimated maximum potential loss by Navios Partners in Navios Europe I would have been $15,705 and $11,705, respectively, excluding accrued interest, which represents the Company’s carrying value of the investment of $500 as of June 30, 2019 (December 31, 2018: $500) plus the Company’s balance of the Navios Revolving Loans I of $15,205 as of June 30, 2019 (December 31, 2018: $11,205), excluding accrued interest, and does not include the undrawn portion of the Navios Revolving Loans I.

As of June 30, 2019, the Navios Partners’ portion of the Navios Revolving Loan I outstanding was $15,205. No investment income was recognized for the six month periods ended June 30, 2019 and 2018.

Navios Europe II: On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II and have economic interests of 47.5%, 47.5% and 5.0%, respectively and voting interests of 50%, 50% and 0%, respectively. From June 8, 2015 through December 31, 2015, Navios Europe II acquired fourteen vessels for aggregate consideration consisting of: (i) cash consideration of $145,550 (which was funded with the proceeds of a $131,550 senior loan facilities net of loan discount amounting to $3,375 (the “Senior Loans II”) and loans aggregating $14,000 from Navios Holdings, Navios Acquisition and Navios Partners in each case, in proportion to their economic interests in Navios Europe II (collectively, the “Navios Term Loans II”); and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”) with a face amount of $182,150 and fair value of $99,147, at the acquisition date. In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners have also made available to Navios Europe II revolving loans up to $43,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the amount of funds available under the Navios Revolving Loans II was increased by $14,000.

On an ongoing basis, Navios Europe II is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loans and repayments of the Navios Revolving Loans II) according to a defined waterfall calculation. Navios Partners evaluated its investment in Navios Europe II under ASC 810 and concluded that Navios Europe II is a variable interest entity (“VIE”) and that it is not the party most closely associated with Navios Europe II and, accordingly, is not the primary beneficiary of Navios Europe II. Navios Partners further evaluated its investment in the common stock of Navios Europe II under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe II and, therefore, its investment in Navios Europe II is accounted for under the equity method.

As of June 30, 2019 and December 31, 2018, the estimated maximum potential loss by Navios Partners in Navios Europe II would have been $16,097, respectively, excluding accrued interest, which represents the Company’s carrying value of the investment of $700 as of June 30, 2019 (December 31, 2018: $700) plus the Company’s balance of the Navios Revolving Loans II of $15,397 as of June 30, 2019 (December 31, 2018: $15,397), excluding accrued interest, and does not include the undrawn portion of the Navios Revolving Loans II.

As of June 30, 2019, the Navios Partners’ portion of the Navios Revolving Loan II outstanding was $15,397. No investment income was recognized for the six month periods ended June 30, 2019 and 2018.

Navios Containers: On June 8, 2017, Navios Containers closed its private placement and issued 10,057,645 shares for $50,288 of gross proceeds at a subscription price of $5.00 per share. Navios Partners invested $30,000 and received 6,000,000 shares, and Navios Holdings invested $5,000 and received 1,000,000 shares. Each of Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively. On August 29, 2017, Navios Containers closed its private placement and issued 10,000,000 shares for $50,000 of gross proceeds at a subscription price of $5.00 per share. Navios Partners invested $10,000 and received 2,000,000 shares. Navios Partners also received warrants, with a five-year term, for 6.8% of the equity. On November 9, 2017, Navios Containers closed a private placement of 9,090,909 shares at a subscription price of $5.50 per share, resulting in gross proceeds of approximately $50,000. Navios Partners invested $10,000 and received 1,818,182 shares. Navios Partners also received warrants, with a five-year term, for 6.8% of the newly issued equity. On March 13, 2018, Navios Containers closed a private placement of 5,454,546 shares at a subscription price of $5.50 per share, resulting in gross proceeds of approximately $30,000. Navios Partners invested $14,460 and received 2,629,095 shares and Navios Holdings invested $500 and received 90,909 shares. Navios Partners and Navios Holdings also received 9,273 warrants, with a five-year term, respectively.

On December 3, 2018, Navios Partners distributed 855,001 units of Navios Containers to the unitholders of Navios Partners, approximately 2.5% of the Navios Containers’ outstanding equity. In connection with this transaction, Navios Partners recognized an other-than-temporary impairment of $560 on the units distributed, which was presented under the caption “Equity in net earnings of affiliated companies” in the Consolidated Statements of Operations for the year ended December 31, 2018. The amount of the distribution was $4,243 based on the last trading price of Navios Containers’ shares in the N-OTC market as of November 23, 2018. Following the distribution, Navios Partners owns approximately 33.5% of the equity in Navios Containers.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

As of June 30, 2019, Navios Partners held 11,592,276 common units and Navios Holdings held 1,263,276 common units of Navios Containers. Investment income of $185 and $2,654 was recognized in the condensed Consolidated Statements of Operations under the caption of “Equity in net earnings of affiliated companies” for each of the six month periods ended June 30, 2019 and 2018, respectively.

The fair value of Navios Partners’ equity investment in Navios Containers is based on unadjusted quoted prices in active markets for Navios Containers’ common units. The fair value of Navios Partners’ equity investment in Navios Containers as at June 30, 2019 and December 31, 2018 was $22,547 and $32,806, respectively, compared with its carrying value of $65,281 and $65,096, respectively. Based on Navios Partners’ evaluation of the duration and magnitude of the fair value decline, Navios Containers’ financial condition and near-term prospects, and Navios Partners’ intent and ability to hold its investment in Navios Containers until recovery, Navios Partners concluded that the decline in fair value of its investment in Navios Containers below its carrying value is temporary and, therefore, no impairment was recorded.

Following the results of the significant tests performed by the Company, it was concluded that one affiliate met the significant threshold requiring summarized financial information to be presented.

	Navios Containers
	June 30, 2019 (unaudited)	December 31, 2018 (unaudited)
Balance Sheet
Cash and cash equivalents, including restricted cash	$16,855	$18,892
Current assets	12,140	6,245
Non-current assets	432,752	388,390
Current liabilities	21,716	19,758
Long-term debt including current portion, net	183,004	133,196
Non-current liabilities	74,053	78,100

	Navios Containers
	Three Month Period Ended June 30, 2019 (unaudited)	Three Month Period Ended June 30, 2018 (unaudited)
Income Statement
Revenue	$33,678	$31,508
Net income	$448	$4,487

	Navios Containers
	Six Month Period Ended June 30, 2019 (unaudited)	Six Month Period Ended June 30, 2018 (unaudited)
Income Statement
Revenue	$65,510	$61,425
Net income	$501	$7,528

NOTE 15 – CASH DISTRIBUTIONS AND EARNINGS PER UNIT

Navios Partners intends to make distributions to the holders of common and general partner units on a quarterly basis, to the extent and as may be declared by the Board and to the extent it has sufficient cash on hand to pay the distribution after the Company establishes cash reserves and pays fees and expenses. There is no guarantee that Navios Partners will pay a quarterly distribution on the common and general partner units in any quarter. On February 3, 2016, Navios Partners announced that its Board of Directors decided to suspend the quarterly cash distributions to its unitholders, including the distribution for the quarter ended December 31, 2015. In March 2018, the board determined to reinstate a distribution and any continued distribution will be at the discretion of our Board of Directors, taking into consideration the terms of its partnership agreement. The Company is prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under its existing credit facilities.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

There is incentive distribution rights held by the General Partner, which are analyzed as follows:

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	General Partner
Minimum Quarterly Distribution	up to $5.25	98%	2%
First Target Distribution	up to $6.0375	98%	2%
Second Target Distribution	above $6.0375 up to $6.5625	85%	15%
Third Target Distribution	above $6.5625 up to $7.875	75%	25%
Thereafter	above $7.875	50%	50%

The first 98% of the quarterly distribution is paid to all common unitholders. The incentive distributions rights (held by the General Partner) apply only after a minimum quarterly distribution of $6.0375.

In April 2018, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2018 of $0.30 per unit. The distribution was paid on May 14, 2018 to all unitholders of common and general partner units of record as of May 10, 2018. The aggregate amount of the declared distribution was $3,420.

In July 2018, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2018 of $0.30 per unit. The distribution was paid on August 10, 2018 to all unitholders of common and general partner units of record as of August 7, 2018. The aggregate amount of the declared distribution was $3,420.

In October 2018, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended September 30, 2018 of $0.30 per unit. The distribution was paid on November 14, 2018 to all unitholders of common and general partners units of record as of November 7, 2018. The aggregate amount of the declared distribution was $3,420.

In January 2019, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2018 of $0.30 per unit. The distribution was paid on February 14, 2019 to all unitholders of common and general partner units of record as of February 11, 2019, which included the unitholders of restricted common units issued on February 1, 2019. The aggregate amount of the declared distribution was $3,458.

In April 2019, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2019 of $0.30 per unit. The distribution was paid on May 14, 2019 to all unitholders of common and general partner units of record as of May 10, 2019. The aggregate amount of the declared distribution was $3,364.

In July 2019, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2019 of $0.30 per unit. The distribution is payable on August 9, 2019 to all unitholders of common and general partner units of record as of August 6, 2019. The aggregate amount of the declared distribution will be $3,364.

Navios Partners calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners’ partnership agreement, net of the unallocated earnings (or losses). Basic earnings/(losses) per unit is determined by dividing net income/(loss) attributable to Navios Partners common unitholders by the weighted average number of common units outstanding during the period. Diluted earnings per unit is calculated in the same manner as basic earnings per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. Net loss per unit undistributed is determined by taking the distributions in excess of net income and allocating between common units and general partner units on a 98%-2% basis. There were no options or phantom units outstanding during each of the six month periods ended June 30, 2019 and 2018.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The calculations of the basic and diluted earnings per unit are presented below.

	Three Month Period Ended		Six Month Period Ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Net loss	$(6,523)	$(29,533)	$(16,046)	$(24,055)
Loss attributable to:
Common unit holders	(6,394)	(28,942)	(15,729)	(23,574)
Weighted average units outstanding (basic and diluted)
Common unit holders	10,774,452	10,991,092	10,898,658	10,645,044
Loss per unit (basic and diluted):
Common unit holders	$(0.59)	$(2.64)	$(1.44)	$(2.21)
Earnings per unit — distributed (basic and diluted):
Common unit holders	$0.30	$0.30	$0.60	$0.63
Loss per unit — undistributed (basic and diluted):
Common unit holders	$(0.89)	$(2.94)	$(2.04)	$(2.84)

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Potential common units of 235,669 and 90,222 relating to unvested restricted common units for each of the three and six month periods ended June 30, 2019 and 2018, respectively, have an anti-dilutive effect (i.e. those that increase income per unit or decrease loss per unit) and are therefore excluded from the calculation of diluted earnings per unit.

NOTE 16 – OTHER INCOME

On November 15, 2012 (as amended and supplemented in March 2014 and December 2017), Navios Holdings and Navios Partners entered into an agreement (the “Navios Holdings Guarantee”) by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20,000. Net of the $3,638 change in estimate of the guarantee claim receivable recorded during the three month period ended June 30, 2019, the claim amounted to $14,362 for the six month period ended June 30, 2019, presented under the captions “Amounts due from related parties-short term” and “Amounts due from related parties-long term” in the condensed Consolidated Balance Sheets. In July 2019, it was agreed that the claim will be repayable in three installments of $4,362 in the fourth quarter 2019, $5,000 in the third quarter 2020 and $5,000 in the first quarter 2021.

NOTE 17 – OTHER EXPENSE

As of June 30, 2018, the amount of $777 related to the discount of the Navios Holdings Guarantee is included under the caption “Other expense” of the interim condensed Statements of Operations.

As of June 30, 2019, the amount of $3,638 related to the change in estimate of the guarantee claim receivable is included under the caption “Other expense” of the interim condensed Statements of Operations.

NOTE 18 – SUBSEQUENT EVENTS

On July 25, 2019, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2019 of $0.30 per unit. The distribution is payable on August 9, 2019 to all unitholders of common and general partner units of record as of August 6, 2019. The aggregate amount of the declared distribution will be $3,364.

On July 24, 2019, Navios Partners completed a $22,000 sale and leaseback transaction with unrelated third parties, for the Navios Ace, a 2011-built Capesize vessel of 179,016 dwt. The sale and leaseback transaction has a term of 11.0 years and an average daily payment of $6,500. This resulted at an implied fixed interest rate of 6.3%. Navios Partners has the option to buy the vessel starting at the end of year five de-escalating to a $6,300 obligation at maturity. Under ASC 842-40, the transfer of the vessel was determined to be a failed sale. There are no financial covenants or loan-to-value requirements in connection with the sale and leaseback agreement.

In July 2019, Navios Partners prepaid $34,000 and released two vessels from the collateral package of the Term Loan B Facility.

On July 24, 2019, Navios Partners took delivery of the Navios Libra, a 2019-built Kamsarmax vessel of 82,011 dwt, for a 10-year bareboat charter-in agreement. Navios Partners has the option to acquire the vessel after the end of the fourth year.

On July 12, 2019, Navios Partners agreed to enter into a new credit facility with a commercial bank, for a total amount of up to $140,000 for refinancing eight drybulk vessels and five containerships. The credit facility has an amortization profile of 6.5 years, matures in August 2021 and bears interest at LIBOR plus 320 bps per annum. The above facility is subject to signing of definitive documentation.

On July 4, 2019, Navios Partners entered into a new credit facility with Credit Agricole Corporate and Investment Bank (“CACIB”), (the “July 2019 Credit Facility”) of up to $52,800 (divided into four tranches) in order to refinance three Capesize vessels and one Panamax vessel. The credit facility has a term of approximately six years and bears interest at LIBOR plus 275 bps per annum. As of the filing of this Report, no amount had been drawn under this facility.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: August 8, 2019